UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 15, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals convenes an Extraordinary Shareholder Meeting for the Approval of the XTL – Bio-Gal Agreement (via Xtepo Ltd.) and Share Allocation

Attached is an English translation (from Hebrew) of the announcement and documents submitted on the Tel Aviv Stock Exchange for convening an extraordinary shareholder meeting, which includes the following:  (a) Allocation Report; (b) Transaction Outline; and (c) Fairness Opinion.

DOCUMENT INDEX

(A) Allocation Report

(B) Transaction Outline

(C) Fairness Opinion

(A) Allocation Report
XTL Biopharmaceuticals Ltd.
("The Company")

January 14, 2010

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd. ("TASE")
Through the Magna	Through the Magna
www.isa.co.il	www.tase.co.il

An immediate report regarding an extraordinary private placement in accordance with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000, and in accordance with Regulation 36 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with respect to convening an extraordinary general meeting of the Company whose agenda consists, among other things, of approving an extraordinary private placement pursuant to the share swap agreement signed with Xtepo Ltd. (a company that was established by Bio-Gal Ltd. shareholders for the purpose of the execution of the transaction), all as specified in the immediate report

1.	Introduction

In furtherance to the immediate report issued by the Company on March 19, 2009 (reference No. 2009-02-061491), in accordance with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000, Regulation 36 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, and in accordance with the decision of the Company's board of directors of December 31st, 2009, the Company hereby announces the convening of an extraordinary general meeting whose agenda includes approving the extraordinary private placement as specified in this immediate report ("the meeting").

2.	Condensed information of the transaction's nature and main terms

2.1
On December 31st, 2009, the Company's Board approved the Company's engagement in an agreement to acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), a private company incorporated in Israel on November 9, 2009, which holds an exclusive license to use a patent for the Erythropoietin drug ("EPO"), by way of issuing new shares of the Company in an extraordinary private placement pursuant to the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000 ("the Regulations") to the shareholders of Xtepo [1] ("the share swap agreement"), such that after consummating the share swap agreement as above, Xtepo's shareholders (together with their stake in the Company prior to the share swap) will hold about 70.64% [2] of the Company's issued and outstanding share capital and the balance of about 29.36% will be held by the Company's shareholders (excluding Xtepo shareholders). For details of Xtepo, see Appendix A to this report.

[1]	For more details of the shareholders in Xtepo, see paragraph 11 below.
[2]	Xtepo's shareholders were granted a right to invest in Xtepo pro rata to their holdings.

Allocation Report

2.2
The execution of the share swap agreement as above is contingent, among other things, on obtaining the approval of the Company's general shareholders' meeting for the execution of the extraordinary private placement as above and on obtaining the approval of the Israeli Tax Authorities as detailed below ("the record date"). For more details of the share swap agreement's prerequisites, see paragraph 13.1.1 below.

3.	The extraordinary private placement optionees and their status as interested parties

The optionees in the extraordinary private placement at hand are Xtepo's shareholders ("the optionees"). For details of the optionees who will become interested parties in the Company following the completion of the transaction, see paragraph 14.4 below.

The optionee, Mr. Alex Rabinovitch 3, who is a controlling shareholder in Xtepo, holds about 30.81% of Xtepo's shares and will hold about 22.25% of the Company's shares following the share swap transaction (including his stake in the Company prior to the completion of the transaction, see paragraph 14.4 below).

4.	The terms, number and percentage of the Company's share capital of the offered securities following the allocation

4.1
On the record date, the optionees will be allocated - 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital after the completion of the transaction.

4.2
The allocated shares will have rights that are equal in all respects to the rights of existing Ordinary shares in the Company on the date of the publication of this report and that confer upon their holders, among other things, equal rights in participating and voting in the Company's general meetings, receiving dividends or any other distribution and participating in excess assets of the Company in the event of liquidation.

5.	The consideration for the offered securities

In return for the allocation of 133,063,688  Ordinary shares of  NIS 0.1 par value each of the Company to the optionees, the optionees will assign to the Company all the Xteposhares held by them, representing 100% of Xtepo's issued share capital. Consequently, after the completion of the transaction, the optionees (together with their stake in the Company prior to the share swap) will hold about 70.64% of the Company's issued and outstanding share capital and the Company will hold 100% of Xtepo's issued and outstanding share capital.

6.	The price of the Company's shares in the extraordinary private placement and their quoted market price

6.1
The price of the Company's share in the private placement is appox. NIS 0.10 [4]. The quoted market price of the Company's share as of March 18, 2009 (the original transaction date) is NIS 0.205, which is 111% higher than the price of the Company's share in the private placement.

[3]	Mr. Alex Rabinovitch holds shares of Xtepoboth directly and through a company controlled by him.
[4]
It should be mentioned that the investors in Xtepoprior to the transaction make their investments in U.S. dollars. Accordingly, the transaction is according to a share price in U.S. dollars equivalent to $ 0.0262. As of the date of this report, in relation to the foreign currency exchange rate at January 14, 2009, this price reflects NIS 0.097 per share.

Allocation Report

6.2
It should be mentioned that the price of the Company's share according to the private placement is identical to the exercise price of the options allocated to several investors in Xtepo[5] which will be exercised after the prerequisites specified in paragraph 13.1.1 to this report are met, based, among other things, on a fairness opinion attached as Appendix B to this report which established that the swap ratios reflected in the Company's share prices in the private placement are fair.

6.3	The Company shares' quoted market price at January 14, 2009 is NIS 0.287.

7.
The names of the controlling shareholders in the Company, the interested parties, the directors and/or officers in the Company with personal interest in the private placement and the nature of the personal interest

To the best of the Company's knowledge, as of the date of this report, the Company has no controlling shareholders. Furthermore, to the best of the Company's knowledge, none of the officers or interested parties in the Company has personal interest in the private placement.

8.	Announcement of convening an extraordinary general meeting of the Company's shareholders

8.1
Pursuant to the Companies Law, 1999 ("the Companies Law"), an announcement is hereby provided of the convening of an extraordinary general meeting of the Company's shareholders to be held on Tuesday February 23rd, 2010 at 10:00 am at the law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel under the following agenda:

8.1.1	The approval of the share swap agreement including the extraordinary private placement.

8.2	The meeting's venue and date

8.2.1
The extraordinary general meeting will convene on Tuesday February 23, 2010 at 10:00 at the law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel. A deferred meeting, if necessary, will convene on Tuesday March 2nd, 2010 at the same place and time.

8.2.2
In the extraordinary general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, represented by themselves or by their proxies, who hold or represent together at least 33.33% of the voting rights in the Company. If at the elapse of thirty minutes from the meeting's scheduled date, the legal quorum is not achieved, the meeting will be automatically deferred to the same day of the following week, at the same time and place as scheduled for the original meeting; or to a different time or place as decided by the board of directors in an announcement to the shareholders. If in such deferred meeting no legal quorum is obtained within thirty minutes from the scheduled date, two shareholders that are present by themselves or by a proxy will form a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

[5]	For details of the options granted to investors in Xtepo, see paragraph 13.1.1 to this report.

Allocation Report

8.2.3
The date for establishing the shareholders' right to vote in the general meeting, as stipulated in Section 182 to the Companies Law, is Sunday January 24th, 2010 ("the meeting participation record date").

8.2.4
Any existing shareholder of the Company on the record date, whether or not the shares are registered in its name or are held by it through a member of the Stock Exchange, is entitled to participate in the meeting by itself or via a proxy. Pursuant to the Companies Regulations (Proof of Share Ownership for Voting in General Meetings), 2000, a Company shareholder whose shares are held by a member of the Stock Exchange will be able to participate in said meeting by itself or via a proxy provided that an original proof of Company share ownership on the meeting participation record date is delivered to the Company before the meeting (to be obtained by that member of the Stock Exchange). Any documents appointing proxies ("the letters of appointment") as well as the original authorizations under which the letters of appointment (if any) were signed must be deposited with the Company's registered headquarters 48 hours prior to the date of the meeting.

8.2.5
A written format of the voting paper and statements of position, if any, can be found at the Israel Securities Authority's site at www.magna.isa.gov.il and at the TASE's site at www.tase.co.il. In addition, a shareholder may apply to the Company directly for receiving the written format of the voting paper and statements of position, if any. A member of the Stock Exchange will send, at no consideration, via e-mail, a link to the written format of the voting paper and statements of position, if any, to each shareholder that is not registered with the Company's shareholders' registrar and whose shares are listed with that member of the Stock Exchange, if the shareholder has notified the member of the Stock Exchange of its wish and provided that the notice was made with respect to a certain securities account and prior to the record date. Any shareholder whose shares are listed with a member of the Stock Exchange is entitled to receive proof of ownership from the relevant member of the Stock Exchange at the member of the Stock Exchange's branch or by mail to their address in return for payment of delivery fees only, if so requested, and this application will be granted in advance to the relevant securities account. Pursuant to the Companies Regulations (Voting Paper and Statements of Position), 2005, that shareholder will vote on the second part of the voting paper and specify the manner of voting and deliver it to the Company or mail it via registered mail whereby the proof of ownership must reach the Company's headquarters no later than 72 hours prior to the meeting date.

8.2.6	The Company does not allow voting via the internet.

8.2.7
One or more shareholders that hold at least 5% of total voting rights and also hold such rate of total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Companies Law, are entitled to review the voting papers as detailed in Regulation 10 to the Companies Regulations (Voting Paper and Statements of Position), 2005.

Allocation Report

8.2.8
The last date for producing statements of position is within ten days after the meeting participation record date ("the last statement of position date of delivery"), namely: Wednesday, February 3rd,, 2010 and the last date for producing the board of directors' response to the statements of position is five days after the last statement of position date of delivery, namely Monday, February 8th, 2010.

8.3	The required decision passing majority

8.3.1	The passing of the decision mentioned in paragraph 8.1.1 above requires an ordinary majority of the voting participants.

9.	Review of documents

The documents pertaining to this report may be reviewed at the law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel during standard work hours and after advance coordination at +972-3-613 3371.

Allocation Report

XTL Biopharmaceuticals Ltd.
("The Company")

January 14, 2010

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd. ("TASE")
Through the Magna	Through the Magna
www.isa.co.il	www.tase.co.il

An immediate report regarding an extraordinary private placement in accordance with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000, and in accordance with Regulation 36 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with respect to convening an extraordinary general meeting of the Company whose agenda consists, among other things, of approving an extraordinary private placement pursuant to the share swap agreement signed with XtepoLtd., all as specified in the immediate report

10.	Introduction

10.1
On December 31, 2009 the Company's Board approved the Company's engagement in an agreement to acquire 100% of the shares of Xtepo Ltd. ("Xtepo" 6), a private Israeli company, which following the execution of the transaction at hand will hold an exclusive license to use a patent for the Erythropoietin drug ("EPO"), by way of issuing 133,063,688  Ordinary shares of NIS 0.1 par value each of the Company ("the allocated shares") in an extraordinary private placement pursuant to the Israeli Securities Regulations (Private Placement of Securities in a Listed Company), 2000 ("the Regulations") to the shareholders of Xtepo[7] ("the share swap agreement"), such that after consummating the share swap agreement as above, Xtepo's shareholders (together with their stake in the Company prior to the share swap) will hold about 70.64% [8] of the Company's issued and outstanding share capital (disregarding the holdings of the optionees in the Company prior to the transaction) and the balance of about 29.36% will be held by the Company's shareholders (excluding Xtepo shareholders). For details of Xtepo, see Appendix A to this report.

10.2
The execution of the share swap agreement as above is contingent, among other things, on obtaining the approval of the Company's general shareholders' meeting for the execution of the extraordinary private placement as above and on obtaining the approval of the Israeli Tax Authorities as detailed below ("the record date"). For more details of the share swap agreement's prerequisites, see paragraph 13.1 below.

[6]	A company incorporated and registered in Israel on November 9, 2009.
[7]	For more details of the shareholders in Xtepo, see paragraph 14.4 below.
[8]	Xtepo 's shareholders were granted a right to invest in Xtepo pro rata to their holdings.

Allocation Report

11.	Details of the optionees

The optionees in the extraordinary private placement are 33 shareholders of Xtepo, a private company established in Israel ("the optionees"). For details of the optionees who will become interested parties in the Company after the completion of the transaction, see paragraph 14.4 to this report.

12.	The terms, number and percentage of the Company's share capital of the offered securities following the allocation

12.1
According to the terms of the extraordinary private placement and subject to the fulfillment of the share swap agreement's prerequisites as specified below, the optionees will be allocated 133,063,688  Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital and about 65.71% of the Company's issued and outstanding share capital on a fully diluted basis [9].

12.2
The allocated shares as above will have rights that are equal in all respects to the rights of existing Ordinary shares of NIS 0.1 par value each of the Company on the date of the publication of this report and that confer upon their holders, among other things, equal rights in participating and voting in the Company's general meetings, receiving dividends or any other distribution and participating in excess assets of the Company in the event of liquidation.

13.	The overall transaction relating to the private placement

13.1	The Share Swap Agreement
On December 31st, 2010 the Company entered into a share swap agreement with the optionees in the context of which the optionees committed that on the record date, they will assign to the Company 133,063,688  shares of Xtepoheld by them, representing 100% of their holdings in Xtepoin return for the allocation of 133,063,688 ordinary shares of NIS 0.1 par value each of the Company representing 69.44% of the Company's issued and outstanding share capital following the completion of the transaction. Simultaneously with the fulfillment of the prerequisites as detailed below and prior to the completion of the transaction,  56,202,290 stock options that had been granted to several investors in Xtepowill be converted into 56,202,290  shares of Xtepoin consideration of approximately $ 1.5 million, reflecting a price per share of $ 0.0262. The share swap agreement stipulates that performance is also contingent on the fulfillment of the following prerequisites:

(a)	The issuance of an extraordinary private placement report with respect to the allocated shares;
(b)	The approval of the share swap agreement by the Company's general meeting;
(c)	The approval of the transaction by the Israeli Tax Authorities. For more details, see paragraph 13.2 below;
(d)	The approval of the TASE for listing the shares allocated to the optionees;
(e)	Any other legally required approval for executing the share swap agreement;

(collectively, "the prerequisites").

[9]	Assuming the exercise of all of the Company's convertible stock options and securities.

Allocation Report

13.2	The tax aspects relating to the transaction

The optionees have applied to the Israeli Income Tax Authority for a tax exemption according to Sections 104b and 103t to the Israeli Income Tax Ordinance. The optionees have committed towards each other to act to achieve said tax exemption. As of the date of this report, said exemption has not yet been obtained. The restrictions applicable pursuant to Section 104b to the Income Tax Ordinance currently prescribe as follows:

a.	The optionees will not transfer more than 10% of the Company's shares held by them for a period of two years from the allocation date ("the restriction period").

b.	Through the end of the restriction period, the Company will not make a private placement of shares or share rights at a rate of 25% or more of the Company's share capital as of the allocation date.

c.
Through the end of the restriction period, the Company will not make any private placements of public offerings of shares resulting in a cumulative holding rate of less than 51% of each of the optionees compared to their holdings on the allocation date.

Pursuant to Section 103t to the Income Tax Ordinance, the parties will not be subject to any tax liability whatsoever for the execution of the share swap agreement. The tax exemption will be granted subject to obtaining a pre-ruling from the Israeli Tax Authorities, to meeting the conditions and restrictions as determined in the income tax pre-ruling and the conditions and restrictions prescribed by the Income Tax Ordinance. The restriction period will be two years from the end of the tax year in which the swap transaction was carried out ("the restriction period").

The main conditions and restrictions prescribed by Section 103t to the Income Tax Ordinance are as follows:

a.	The main economic activities of each company participating in the swap transaction will continue as they were prior to the transaction.

b.
Most of the assets (over 50%) that were held by the companies participating in the swap transaction will not be sold (excluding an involuntary sale) and will be used as customary in the companies' ordinary course of business. For this purpose, those assets will be fixed assets. As for the intangible asset to be assigned to Xtepo pursuant to the provisions of Section 104b(f) to the Income Tax Ordinance, this asset will not be sold for a period of two years from the date of transfer.

c.
Each of the right owners in the companies participating in the swap transaction holds during the restriction period all the rights it owned immediately after the transaction and the right owners holding quoted rights will not be included in the right owner quorum for the purpose of this paragraph unless they were on the date of the transaction the controlling shareholders in the Company/transferred company. Moreover, after the swap transaction and during the restriction period, the Company will hold all the rights in the transferred company (Xtepo) which it held on the swap transaction date.

Allocation Report

d.
Despite the abovementioned, upon the occurrence of any of the events specified below, it will not be viewed as a change in rights provided that at no time during the restriction period were the rights of the Company's right owners lower than 51% in each of the rights in the Company and that the Company's rights will not be lower than 51% in each of the rights in the transferred company:

1.	Securities were offered to the public based on a prospectus;

2.	A sale of up to 10% of the total rights in the Company/transferred company to non former right owners on the swap transaction date, subject to the provisions of the Income Tax Ordinance;

3.
Allocation of shares in the Company/transferred company to non former right owners in the Company/transferred company prior to the allocation at a rate not exceeding 25% of the Company's share capital prior to the allocation.

13.2.1
On the record date and subject to the fulfillment of the share swap agreement's prerequisites as specified above, the optionees will assign [10] their holdings in Xtepoto the Company in return for and against the allocation of shares in the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital.

13.2.2	The table below provides information of the interested parties in Xtepo prior to the transaction:

Interested party	Stake in Xtepo (including rights owners)
Alex Rabinovitch [11]	30.81%
David Bassa [12]	16.31%
Shalom Manova	12.91%
Pinchas Ben Eliezer [13]	7.01%

13.2.3	For convenience purposes, the holding structure in the Company and in Xtepo before and after the execution of the share swap transaction is presented in the sketch below*:

[10]
The optionees' entire shares in Xtepo as of the date of this report are held in trust by Ronen Kantor Trustees Ltd. ("the share trustee") for the optionees. Upon the completion of the transaction at hand, the share trustee will assign the Xtepo shares to the Company against the allocation of the shares to Eyal Rubin, CPA, Partner and Head of Tax Division at BDO ("the optionee trustee") who will hold them for the optionees pursuant to the provisions of Sections 104b and 103t to the Income Tax Ordinance.

[11]	Mr. Alex Rabinovitch holds shares of Xtepo both directly and through a company under his control.
[12]	The shares are held for Messrs. David Bassa and Shlomo Bassa in equal parts through a company controlled by them and/or directly held.
[13]	By himself or through a company controlled by him.

Allocation Report

Before the share swap transaction

After the share swap transaction 14

(*) Note that due to the fact that the transaction according to this report does not fulfill the definition of business combination, the accounting treatment in the transaction as aforesaid is treated as purchase of intellectual property against placement of shares, thus after the completion of the transaction the intellectual property will be recorded based on its fair value and according to a valuation report from an independent assessor.

14.	The Company's issued share capital, number and percentage of optionees' and public holdings in the Company

14.1	The Company's authorized share capital as of the date of this report is NIS 70,000,000 million and consists of 700,000,000 Ordinary shares of NIS 0.1 par value each.

14.2	The Company's issued and outstanding share capital as of the date of this report amounts to NIS 5.9 million, consisting of 58,561,065 Ordinary shares of NIS 0.1 par value each.

14.3
Immediately following the private placement as detailed in paragraph 13 above, the Company's issued and outstanding share capital will amount to NIS 19,153 thousand, consisting of  191,624,753 Ordinary shares of NIS 0.1 par value each.

[14]
It should be emphasized that the transfer of the holdings of the shareholders in Xtepo to the Company and the allocation of Company shares to Xtepo shareholders in return will be effected simultaneously subject to the fulfillment of the prerequisites.

Allocation Report

14.4
To the best of the Company's knowledge, the holdings of the public and the interested parties in the Company as of the date of this immediate report and following the allocation of shares as above are as follows:

Shareholder name	Before the allocation				After the allocation
	No. of shares	Options	Holding rate	Fully diluted	No. of shares	Options	Holding rate	Fully diluted

Interested parties
Alex Rabinovitch [15]	1,643,592 *	0	2.81%	2.37%	42,641,209		22.25%	21.06%
David Bassa [16]					21,705,987		11.33%	10.72%
Shalom Manova					17,175,573		8.96%	8.49%
Xtepo shareholders that are not interested parties	664,000	0	1.13%	0.96%	53,848,512		27.75%	26.27%

Public	56,253,473	10,863,611	96.06%	96.67%	56,253,473	10,863,611	29.36%	33.15%

Total	58,561,065	10,863,611	100%	100%	191,624,753	10,863,611	100%	100%

(*)	Together with a relative.

[15]	Directly or through a company wholly owned by him.
[16]	The shares are held for Messrs. David Bassa and Shlomo Bassa in equal parts through a company controlled by them and/or directly.

Allocation Report

15.	The consideration for the offered securities and its determination

15.1
Subject to the fulfillment of all the share swap agreement prerequisites, as stated in paragraph 13.1.1 above, the Company will allocate the optionees on the record date 133,063,688  Ordinary shares of NIS 0.1 par value each of the Company representing 69.44% of the Company's issued and outstanding share capital in return for and against all the Extipo shares held by the optionees that represent 100% of Xtepo's issued and outstanding share capital.

15.2
The share price was determined after negotiations between the Company's management and the optionees and is identical to the exercise price of the options allocated to several investors in Xtepo[18]. It should be stated that the share price is based, among other things, on a fairness opinion attached as Appendix B to this report which established that the swap ratios reflected in the Company's share prices are fair.

16.	The price of the Company's shares in the extraordinary private placement and their quoted market price

16.1
It should be stated that according to the conditions of the share swap transaction, the allocated shares will be allocated to the optionees in consideration for their total holdings in Xtepo, reflecting NIS an amount of 0.10 per share[19].

16.2
The average rate of the Company’s shares in the four months preceding the publication date of the immediate report regarding the original transaction signed on March 18, 2009 is NIS 0.18, approximately 85.6% higher than the share price in the special private offering.

17.
Names of controlling shareholders in the Company, material shareholders, directors and/or position holders and officers in the Company with personal interest in the private allocation and substance of their personal interest

To the best of the Company’s knowledge, as of the date of this report, the Company has no controlling shareholders. Also, to the best of the Company’s knowledge, no position holder, officer or interested party in the Company has a personal interest in the private allocation relating to this report.

18.	Required contingent approvals and conditions

The share swap transaction determines that its implementation is subject, inter alia, to fulfillment of the following contingent conditions:

(a)	Publication of a report on the special private offering regarding allocation of the allocated shares;

(b)	Approval of share swap transaction by the general shareholder meeting of the Company;

(c)	Approval by the Israel Tax Authority for implementation of the transaction; for details see paragraph 13.2 above;

[18]	For details of the options granted to investors in Xtepo, see paragraph 13.1 to this report.
[19]
The investors in Xtepo prior to the transaction invest in United States dollars. Accordingly, the transaction relating to the present report is stated in according to the share price in United States dollars, which is equivalent to US$ 0.0262. As of the date of this report, regarding the conversion rate as of January 14, 20109, this price reflects NIS 0.097 per share.

Allocation Report

(d)	Approval by the Stock Exchange for registration of the allocated shares to the optionees;

(e)	Any other approval required for implementation of the share swap transaction in accordance with relevant legislation.

19.
Details of transactions of the kind of the proposed agreement or transactions similar thereto, between the Company and the controlling shareholders, or in which the controlling shareholders held a personal interest, in the last two years

To the best of the Company’s knowledge, the Company has no controlling shareholder. Also, to the best of the Company’s knowledge, there were no similar transactions to the proposed agreement according to this immediate report, in the two years preceding the date of approval of the proposed agreement by the Company’s board of directors, between the Company and between the controlling shareholders or in which the controlling shareholders held a personal interest.

20.	Limitations or restrictions in implementation of transactions in respect of allocation of shares to optionees

According to Section 15C of the Securities Law, 1968, and the Securities Regulations (Details Regarding Sections 15A – 15C of the Law), 2000, a public offering will be deemed:

20.1
An offering concurrently with trading on the stock exchange of the allocated shares in the framework of this share swap transaction (“the shares”), not exceeding six months from the date of the allocation (“the definitive restricted period”).

20.2
An offering concurrently with trading on the stock exchange of the shares, not exceeding six continuous quarters, commencing as from the end of the period stated in paragraph (a) above (“the drizzling period”), subject to fulfillment of one of the following in each of the additional periods in the drizzling period:

20.2.1
The number of shares offered in each day of trading on the stock exchange exceeded the average daily volume of trading on the stock exchange of the Company’s shares in the period of eight weeks preceding the offering date.

20.2.2	The proposed number of the proposed shares, in each quarter exceeded 1% of the Company’s issued and paid up share capital.

“Issued and paid up share capital” – except shares derived from realization or conversion of convertible securities allocated until the date of the offering and not yet realized or converted.

20.2..3
The above will apply also in respect of shares that will be acquired from the optionee during the definitive restricted period or the drizzling period, as stated, not according to a prospectus and not in the course of trading on the stock exchange.

21.	Discussion of board of directors regarding approval of offering, value determined for shares and value of consideration in respect thereof

The Company’s board of directors approved this report at its meeting on January 14th, 2010, in accordance with the following:

a.	Xtepo’s activity is in the sector of the Company’s traditional activity and enables the Company to commence Stage 2 clinical trials of a drug with material market potential.

b.
Xtepo completed a capital raise so that the share swap transaction will enable material improvement of the Company’s financial position and will enable the Company’s continued business activity, including clinical trials.

Allocation Report

c.
Since the Company’s securities are no longer traded on the Nasdaq, implementation of an integrated transaction (activity and financing), enabling the Company to focus on development of drugs, is attractive, taking into account the financial position of relevant markets, specifically in companies in the Company’s sector.

d.
The transaction is based on a professional opinion received by the Company from an external appraiser, determining that “allocation of XTL shares to Xtepo shareholders, after transfer of shares and IP assets – of Xtepo to XTL – is reasonable and appropriate”.

e.
In accordance with the transaction scenario detailed in this report, a liability in the amount of US$ 10 million was waived, compared to the original transaction scenario signed in March 2009, and furthermore, despite the fact that the Company’s shares were delisted from trading on the Nasdaq, the current transaction scenario improves the Company's situation compared to the original transaction structure.

f.
In light of the Company’s position immediately prior to implementation of the transaction and lack of other viable alternatives, non-implementation of the transaction may lead to the Company’s inability to operate and to cessation of activity.

22.	Names of directors that approved the special private offering

At the meeting of the Company’s board of directors convened on December 31st, 2009, at which submission of this report was approved, Amit Yonay (chairman of the board of directors), David Grossman (director and CEO), Boaz Shweiger (director), Marc Allouche (director), Dafna Cohen (director for the public) and Jaron Diament (director for the public), participated.

23.	Date of implementation of special private offering

As of the determining date, and subject to fulfillment of the contingent conditions, the Company will allocate to the optionees the allocated shares concurrently with transfer of the optionees’ total holdings in Xtepo to the Company.

24.	Announcement regarding special general meeting of the Company’s shareholders

24.1
In accordance with the Companies Ordinance, announcement is hereby transmitted regarding convention of an extraordinary meeting of the Company’s shareholders, to be held on February 23rd, 2010, at 10:00, in the offices of Kantor & Co. Law Offices, Abba Hillel Silver Street 14, Floor 12, Ramat Gan, Israel, with the following agenda:

24.1.1	Approval of share swap agreement including special private offering in accordance therewith.

24.2	Location and date of meeting

24.2.1
The special general meeting will be convened on February 23rd, 2010,, at 10:00, in the offices of Kantor & Co. Law Offices, Abba Hillel Silver Street 14, Floor 12, Ramat Gan, Israel. A deferred meeting will be convened, if required, on Tuesday, March 2nd, 2010, at the same location and at the same time.

24.2.2
A legal quorum participating in the special general meeting, themselves or by legal proxies, will constitute at least two (2) shareholders holding or representing together at least 33.33% of the voting rights in the Company. If, after 30 minutes from the date and time determined for the meeting a legal quorum is not present, the meeting will be deferred automatically until the dame day in the following week, at the same time and in the same location determined for the original meeting; or to another day, hour or location as determined by the board of directors in an announcement to the shareholders. In the event that no legal quorum is present at the deferred meeting, within 30 minutes from the date and time determined for the deferred meeting, two shareholders present by themselves or by their legal proxy will constitute a legal quorum and the extraordinary meeting will be entitled to consider issues for which purpose the meeting was convened.

Allocation Report

24.2.3
The determining date for entitlement of the shareholders to vote at the general meeting, as stated in Section 182 of the Companies Law is January 24th, 2010 (“the determining date for entitlement to participate in the meeting”).

24.2.4
All shareholders in the Company as of the determining date for entitlement to participate in the meeting, whether the shares are registered in the holder’s name or whether the shareholder holds the shares through a stock exchange member, are entitled to participate in the meeting, individually or through a voting representative. In accordance with the Companies Regulations (Determination of Share Holding for Purposes of Voting at General Meeting), 2000, a shareholder in the Company holding shares through a member of the stock exchange may participate in the general meeting individually or through a voting representative, only in the event that original confirmation is transmitted to the Company, prior to the meeting, regarding ownership of the Company’s shares as of the determining date for entitlement to participate in the meeting (such confirmation is receivable from the stock exchange member). A document appointing a voting representative (“the appointment document”), and original power of attorney in accordance with which the appointment document was signed (if such exists) should be transmitted to the Company’s registered offices up to 48 hours prior to the date of the meeting.

24.2.5
The format of the voting document and the position announcement, if such exist, may be found on the website of the Securities Authority, www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange, www.tase.co.il. Also, a shareholder is entitled to contact the Company directly in order to receive the format of the voting document and the position announcement, if such exist. A stock exchange member will transmit, without consideration, by electronic mail, a link to the format of the voting document and position announcement, if such exist, to any shareholder not registered in the listing of the Company’s shareholders and whose shares are registered with the same stock exchange member, if the shareholder informs the stock exchange member of his interest therein, subject to transmission of the announcement regarding a specific securities account and prior to the determining date. A shareholders whose shares are registered with a stock exchange member is entitled to receive confirmation of ownership from the stock exchange member through which the shareholder’s shares are held, at a branch of the stock exchange member or by post to the shareholder’s address, in consideration for postage fees only, subject to the shareholder’s request, and submission of such request in advance to a specific securities account. In accordance with the Companies Regulations (Voting in Writing and Position Announcement), 2005, shareholders will vote on Part 2 of the voting document, detailing the method of the voting, and will transmit the document to the Company or will send the document by registered mail, wherein the document will reach the Company’s offices not later than 72 hours prior to the date of convention of the general meeting.

24.2.6	The Company does not enable voting by Internet.

24.2.7
One or more shareholders holding shares at a rate of 5% or more of total voting rights, and holders of such rate out of the total voting rights not held by controlling shareholders in the Company, As defined in Section 286 of the Companies Law, are entitled to review the voting documents as detailed in Regulation 10 of the Companies Regulations (Voting in Writing and Position Announcement), 2005.

Allocation Report

24.2.8
The final date for transmission of a position announcement is up to ten days after the determining date for entitlement to participate in the extraordinary meeting (“the final date for transmission of position announcements”), i.e. Wednesday, February 3rd, 2010, and the final date for transmission of the board of directors’ response to the position announcements is five days after the final date for transmission of position announcements, i.e. Monday, February 8rd, 2010.

24.3	Required majority for decision

The required majority for approval of the decision stated in paragraph 24.1.1 above is a regular majority of the participants in the voting.

25.	Securities Authority

Within 21 days from the date of submission of this issued report, the Israel Securities Authority (“the Authority”) is entitled to instruct the Company to provide, by a certain date, explanation, details, information, data and documents regarding the agreement for the transaction relating to this mediate report, and to instruct the Company to amend this immediate report, in such manner and as such time as determined.

In the event of such instruction for amendment, the Authority or an employee thereof is entitled to determine deferral of the date of the general meeting until a date not earlier than three business days and not later than 21 days from the date of publication of the amendment to the immediate report.

26.	Review of documents

Documents relating to this immediate report may be reviewed at the offices of Kantor & Co. Law Offices, Abba Hillel Silver Street 14, Floor 12, Ramat Gan, Israel, during regular work hours and after advance coordination at telephone 03-6133371.

27.	Company representatives

The Company’s representatives responsible for the immediate report are Advocate Giora Gutman and/or Ronen Kantor, of Kantor & Co. Law Offices, Abba Hillel Silver Street 14, Floor 12, Ramat Gan, Israel, telephone 03-6133371.

Yours sincerely

XTL Biopharmaceuticals Ltd.

Allocation Report

(B) Transaction Outline

Xtepo Ltd. ("Xtepo")
First Part – Description of the General Development of Xtepo Business Activities

1.	Xtepo’s activity and description of its business development

1.1	Terminology

For the sake of convenience, the meaning of the terms used in this section will be as follows:

Multiple myeloma
Multiple myeloma is a hematological cancer accounting for about 10% of all hematological cancers and about 1% of all malignant diseases. This disease is characterized by uncontrolled proliferation of plasma cells, a type of white blood cells, in the bone marrow, thus leading to the formation of malignant cell foci causing damage and partial bone destruction  This disease has a multi-focal (multiple) nature, reflected by formation of multiple malignant cell foci. The malignant cells and the proteins secreted by them are responsible for a series of clinical manifestations and complications, including damage to the bones, accompanied by pain and fractures, damage to the bone marrow and anemia, susceptibility to infections, weakening of the immune system, nervous system impairment, renal insufficiency, coagulation defects, etc.  Multiple myeloma is an incurable disease, with mean life expectancy of the patients being about 3-5 years.

Plasma cells	A group of cells constituting about 2-5% of all white blood cells in the human body. Plasma cells produce immunoglobulins, which are immune system proteins serving as antibodies.

Erythropoietin- EPO	A hormone produced by the kidneys, the known function of which is stimulation of red blood cell production in the bone marrow.

Recombinant Erythropoietin (Recombinant EPO)
A genetically – engineered hormone usually designed for treatment of various types of anemia, mainly anemia affecting patients suffering from renal insufficiency (and treated with hemodialysis), as well as patients with various types of malignant diseases accompanied by anemia.

Autologous stem cells
Stem cells are undifferentiated cells, out of which the three types of blood cells are formed. Most stem cells reside in the bone marrow; however, some of them- called peripheral blood stem cells (PBSC)- are collected from the bloodstream.
Autologous transplantation – the patient receives stem cells from his own bone marrow or peripheral blood.

Neuropathy/ Peripheral neuropathy
Functional impairment of the nerves responsible for transmitting sensation from the tips of the hands and feet. In mild cases, peripheral neuropathy may cause tingling in hands and feet, while in severe cases, it may cause pain and pricking sensation in all parts of the body, up to difficulties in limb function and movement.

T- Lymphocytes
White blood cells, which are an important component of the immune system. These cells act in various ways, and are responsible for assisting the body in its fight against infections, malignant cells, etc.

Transaction Outline

Anti- cancer effect	Anti- cancer effect is any effect causing the cancer cells to stop dividing and multiplying, destroying the cells or “freezing” their growth and spread.

Helsinki committee
A committee acting in accordance with People’s Health Regulations (Clinical trials in human subjects), 1980, responsible for approving and supervising clinical trials - for more information, see paragraph 2.10.1 below.

IRB	Institutional Review Board – A committee equivalent to the Helsinki committee in the US and other world countries.

FDA	Food and Drug Administration – The US authority responsible for control and regulation of drug development and registration in the US.

EMEA
European Medicines Agency – The European authority responsible for control and regulation of drug development and registration in European Union countries. EMEA currently includes about 30 member - countries.[1]

Serious Adverse Events (SEA) or Serious Adverse Drug Reaction
Any disturbing medical event, at any dose, which is either life threatening or fatal, or requiring hospitalization or extension of current hospitalization, or causing permanent disability or permanent functional impairment.

Activity	Laboratory or clinical results indicating clinical efficacy of the drug.

Efficacy	Proof of clinical effect of a drug in a human clinical trial.

Orphan drug
A special pathway for approval and marketing of medicinal agents by the FDA. This pathway is designed to fulfill the need for the development of drugs for unique populations, as well as for the treatment of relatively rare and incurable diseases (in the US – diseases affecting 200,000 patients (maximal number), in the European Union - diseases with an incidence of up to 5 per 10,000 people). Recognition of a certain drug as an orphan drug grants the manufacturer regulatory marketing exclusivity for a period of 7 years in the US and 10 years in the European Union.

Ethical drug	A patented drug; only its developer is authorized to manufacture and sell it.

1.2	General

Xtepo Ltd. (hereafter:  “Xtepo”) is a private company incorporated and registered in Israel since November 9, 2009, according to the Corporations Law 1999 (hereafter Corporations Law).

Together with fulfillment of all the prerequisites for executing the transaction, as detailed in paragraph 18 of this report, Xtepo will receive an exclusive license for using the patent for the treatment of multiple myeloma patients with recombinant EPO, based on a series of studies including, among others, an empirical observation in patients treated with recombinant EPO by Prof. Moshe Mittelman. Prof. Moshe Mittelman is an internationally recognized hematologist, who proved by empirical observations that treatment with recombinant EPO may prolong survival in multiple myeloma patients, along with a significant quality of life improvement, and with reduced side effects, as compared to the currently available medications. Please see paragraph 6.1 below for details of the license agreement.

1           According to the information present in the website of EMEA: http://www.emea.europa.eu/htms/aboutus/emeaoverview.htm

Transaction Outline

1.3	Xtepo’s drugs

EPO
Recombinant EPO (hereafter: “The EPO drug”) is a drug currently used for the treatment of anemia caused by renal insufficiency and various types of cancer, in view of the fact that chemotherapy may exacerbate and accelerate the development and progression of anemia in cancer patients.

1.4	Drug development procedure – General description

Drug development is a complex procedure usually including the following major phases2; in order to move from one phase to the next one, it is necessary to fulfill the criteria defined by the health authority for every phase, as follows:

(a)
Pre-clinical phase – This phase includes animal studies designed to demonstrate efficacy of the drug in animal models of the disease for which the drug is indicated. The pre-clinical phase also includes experiments, performed under stringent conditions, designed to examine whether the drug exerts toxic side effects, and to evaluate its various features in animals. In addition, the pre-clinical phase includes development of Good Manufacturing Practice methods (GMP- a set of manufacturing requirements with which the drug has to comply in order to be approved for future administration to the patients).

(b)
Phase I – This is the first clinical phase of drug development, during which a preliminary examination is performed in human subjects, with the aim of evaluating the safety and the maximal safe dosage of the drug. Tests of drug distribution and duration of its retention in the bloodstream may also be performed during this phase; these tests enable evaluation of the bioavailability of the drug and other parameters. Phase I studies may be carried out in either healthy volunteers or in patients.

(c )
Phase II – This phase involves preliminary examination of drug efficacy in patients. In addition, one of the aims of this phase is to determine the optimal therapeutic dose of the drug. Its safety evaluations are ongoing simultaneously. In many cases, several Phase II studies are performed: Phase IIa study, the objective of which is proof of concept, and a more extensive Phase IIb study, including a larger number of patients and study centers, as compared to Phase IIa study.

2            Description of the phases is general; changes may sometimes occur with respect to various drugs. For example, in certain cases, phases I and II or II and III may be combined.

Transaction Outline

(d)
Phase III – The most important phase of multinational, multicenter, randomized, placebo- controlled and double- blind studies. This phase involves a larger number of subjects (hundreds and even thousands), and is carried out in a large number of medical centers worldwide, using a single dosage. The objective of this phase is to prove the safety and efficacy of the drug in a large number of patients in order to enable a more accurate simulation (compared to earlier phases) of its use by physicians in clinical practice. Following successful completion of this phase, applications for approval of drug registration may be submitted to the relevant health authorities.

It must be emphasized that performance of clinical trials in human subjects during each phase, Phase I, II and III, requires preliminary approval by the Helsinki committee /IRB and by the regulatory authorities of the countries involved in the clinical trials. It must be noted that obtaining successful results in the early phases is absolutely required for the transition from one phase to the next one.

Following successful completion of all the above phases (including completion of Phase III), Xtepo will be able to submit an application for approval of registration of the drug by the relevant health authority, e.g. US FDA.

As demonstrated above, drug development is a long process requiring significant funding in view of the prolonged duration of the trials, approval processes and analysis of information and results obtained from the studies, the completion of which will enable Xtepo to submit an application for approval of registration of the drug by the FDA or any equivalent regulatory authority in another country. Clinical development, including performance of clinical trials, is frequently assisted by expert subcontractors, qualified for working under stringent professional standards required by the regulatory authorities.

2.	Xtepo’s field of activity

Xtepo, together with or through its mother company, will be involved in one field of activity, in accordance with the license agreement for exclusive use of the EPO drug patent, with the aim of commercializing a new indication for the above drug, which is treatment of multiple myeloma patients, based on the studies performed by Prof. Moshe Mittelman.

In addition, Xtepo will take action to receive a status of an orphan drug for the EPO drug in order to obtain marketing exclusivity for a limited period and reduced regulatory constraints during the development process.

The company’s assessments with respect to receiving a status of an orphan drug include a forward- looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that it is possible that an orphan drug status will not be granted to the EPO drug, and it will be entitled to neither an accelerated regulatory pathway nor to limited marketing exclusivity period

Transaction Outline

Second part – Other information

3.	Financial information with respect to Xtepo’s field of activity

Since Xtepo was founded on November 9, 2009, no financial reports have been published up to the date of this outline.

4.	General environment and effect of external factors on Xtepo’s activity

The market of anti- cancer drugs in general, and the market of drugs for the treatment of multiple myeloma in particular, for which Xtepo’s drug is intended, is characterized by an increasing need for new developments in the field of treatment of various cancer types. In spite of the general progress in the field of pharmaceuticals, and the impressive achievements observed in this field during the last years, up to the date of this outline, there are still numerous diseases, including various cancers, for which the currently available medication treatments are insufficient due to either limited activity range or insufficient efficacy, as well as due to severe adverse events. The increasing mean population age, paralleled by increasing number of cancer patients in general, and multiple myeloma patients in particular, emphasizes the ever increasing need for new therapeutic agents aimed at treatment of these diseases.

There is no drug, even the most efficient one in reducing disease symptoms, which can be efficient in all the patients. In many cases, for certain populations of patients, there is no efficient drug for treating their disease or the stage of their disease. Furthermore, in many cases, a certain drug may be efficient for a certain period of time, followed by cessation of its positive effect. In addition, many drugs cause severe side effects, thus sometimes preventing the patients from taking the drugs.

The target market of Xtepo's drug is unique (for further details, see paragraph 5 below), and according to the opinions of Xtepo's experts, the capacity of any drug to bite into a market share depends on its short- term and long- term efficacy, as well as its side effects, including absolute effects and effects relative to those caused by the competing drugs.

In view of the fact that Xtepo is developing a new indication for the EPO drug, which is an established and approved drug for the treatment of anemia, Xtepo expects to receive exemptions from performing pre- clinical and Phase I clinical studies. At present, Xtepo has a preliminary design for initiating a Phase II clinical study in multiple myeloma patients. It should be noted that in view of the fact that the above design was provided to the company as part of the license agreement for patent use, and considering the long time period that had elapsed since the date of study design preparation, it is conceivable that Xtepo will be required to introduce changes into the design and to submit them for additional approval by the health authorities prior to study initiation.

Prof. Mittelman's studies indicate that treatment of multiple myeloma patients with the EPO drug leads to significant suppression of disease symptoms, improves their immune system function, stabilizes their health status, prolongs their survival and induces a marked improvement in their quality of life, without causing severe side effects. These features make this drug superior in most of its therapeutic aspects. Provided that these features are apparent in additional clinical studies, as required by the regulatory authorities for drug registration, Xtepo may foresee that the drug will conquer a large market share in the market of drugs designed for the treatment of multiple myeloma, including treatment of patients with advanced/ terminal disease not responding well enough to the currently available therapies. In addition, Xtepo foresees another market share for the above drug, based on combinations of the EPO drug with the currently available therapies. If these predictions turn out to be true, the drug will have an estimated market share of millions of USD per year. However, it must be emphasized that clinical research is associated with numerous elements of uncertainty. Therefore, the possibility that Xtepo will not succeed in continuous demonstration of the safety and efficacy of the drug, or that the actual drug efficacy will be lower than expected, cannot be excluded. In addition, possible development of competing drugs by Exstipo's competitors cannot be excluded.

Transaction Outline

The above Xtepo's estimates with respect to the potential capacity of Xtepo's drug to conquer a large market share in the market of drugs designed for the treatment of multiple myeloma include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that the actual results of the advanced clinical trial phases may be significantly different from the estimates implied by this statement, thus there is no certainty regarding further successful development of the EPO drug by Xtepo.

Transaction Outline

Third Part – Description of Xtepo’s Business Activities

5.	General information on the field of activity

The following is a detailed description of Xtepo’s business activities, including trends, events and developments in the macro- economic environment of Xtepo, which significantly affect, or may significantly affect Xtepo’s business activities. It should be noted that at present, the company has no independent activity. Activity, to be carried out together with or through Xtepo’s mother company, will be initiated following completion of the transaction discussed in this report, as follows:

5.1	Introduction

5.1.1	Prof. Mittelman’s research study

Analysis of the clinical findings observed by Prof. Mittelman in multiple myeloma patients revealed that treatment with recombinant EPO has prolonged the survival of some patients beyond that predicted for them, based on their condition, without this treatment. The results and conclusions drawn from the above observations were further tested in murine models of multiple myeloma, demonstrating that recombinant EPO has anti- cancer activity, based on its effect on the activation of T- lymphocytes.

These observations have led to the assumption that recombinant EPO affects the immune system regardless of malignant tumors. Another study performed by Prof. Mittelman’s research team revealed that patients with advanced multiple myeloma demonstrate prominent changes in various immune system parameters, and that treatment of these patients with recombinant EPO results in improvement of the immune system status in terms of its various components, as well as its function, which may significantly contribute to the prolonged survival of these patients.

5.2	Structure of Xtepo’s field of activity and the changes occurring within it

5.2.1	Multiple Myeloma (MM)

Multiple myeloma is a hematological cancer characterized by uncontrolled proliferation of plasma cells in the bone marrow, thus leading to the formation of malignant cell foci causing damage and partial bone destruction. This disease has a multi-focal (multiple) nature, reflected by formation of multiple malignant cell foci. The malignant cells and the proteins secreted by them are responsible for a series of clinical manifestations and complications, including damage to the bones, accompanied by pain and fractures, damage to the bone marrow and anemia, susceptibility to infections, weakening of the immune system, nervous system impairment, renal insufficiency, coagulation defects, etc. Multiple myeloma is an incurable disease, with mean life expectancy of the patients being about 3-5 years.

Transaction Outline

In the US alone, the total number of new cancer cases diagnosed in 2005 was about 1.4 million (about 0.4% of the population), with the number of deaths due to cancer approaching 0.6 million (about 0.2% of the population)3. Out of the overall known cancer types, the most common types are colon cancer (about 100,000 new patients), lung cancer (about 170,000 new patients), breast cancer in women (about 210,000 new patients) and prostate cancer in men (about 230,000 new patients). In the US alone, the number of patients diagnosed with any type of cancer is estimated to be several millions.

Multiple myeloma is a common hematological cancer accounting for about 10% of all hematological cancers, with 60,000 multiple myeloma patients currently living in the US alone. 16,000 new cases are diagnosed in the US annually, and this number is increasing with the increasing average life expectancy worldwide. In general, multiple myeloma is considered to be a disease of advanced age, with typical onset at the age of 65- 70 years, although cases of multiple myeloma diagnosed in people in their fifties are not rare. In addition, multiple myeloma accounts for about 1% of overall cancer cases of all types, and for about 2% of all deaths due to cancer4. It should be noted that multiple myeloma is more common in men, and the risk of developing the disease is twofold higher in men of African origin, as compared to white men.

At present, numerous medications and treatments are available for multiple myeloma patients at various disease stages. Sometimes combination therapy is given, including chemotherapy, radiotherapy, medication therapy and bone marrow transplantation. It should be noted that the most common treatment given to multiple myeloma patients is chemotherapy, which destroys cancer cells, but also causes damage to normal cells in the patients’ body, mainly active cells e.g. mucous membrane cells, connective tissue cells, as well as blood cells, including cells of the immune system, cells of the reproductive organs, etc. The damage caused to normal cells leads to the development of side effects including nausea, hair loss, severe pain, etc. In addition, biological drugs are available, which are more specific to cancer cells and known to cause less side effects, as compared to chemotherapeutic agents. Examples of such drugs are Thalidomide(R) marketed by Celgene Corporation (hereafter: Thalidomide) and Velcade(R) developed by Millennium Pharmaceuticals (hereafter: Velcade). These biological drugs are very expensive and have to be administered, at least in part, by injection.

In the Western world, drugs available on the market of anti- cancer drugs in general, and on the market of anti- myeloma drugs in particular, are usually approved for a strictly specific indication. For example, a drug indicated for treatment of multiple myeloma may only be given to patients complying with the precise definition of patients eligible for such treatment, based on the disease stage, previous treatments, etc. This situation leads to an anti- cancer drug market comprised of multiple patient populations. One of the challenges inherent in anti- cancer drug development is definition of the filed for which the drug is intended, since there are numerous types of cancer, each with several disease stages, and any approved drug is designed to be used during a specific stage of a specific cancer. There are many patient populations suffering from diseases for which no appropriate treatments are available.

3            The data were taken from the NCI (National Cancer Institute) website http://seer.cancer.gov.csr/1975_2002/results_merged/sect_01_overview.pdf
4           The data were taken from the website of Multiple Myeloma Association http://www.amen.org.il/site_files/index.he.1024.html

Transaction Outline

Furthermore, the efficacy of currently available drugs is limited. For each of the available drugs, there is a considerable percentage of non- responders. In addition, in many patients considered to be responders, the response to the drug is merely partial, and drug combination is required in order to achieve the desired clinical outcome. Malignant tumors are sometimes so aggressive, that a mean prolongation of survival by several months, or sometimes a slight improvement in quality of life, is sufficient to define the drug as effective. In view of the above, there is a clinical need for drugs designed for the treatment of multiple myeloma, which would be efficient on one hand, and would have a minimal number of side effects on the other. The new indication for the EPO drug, which Xtepo intends to develop5, i.e. treatment of multiple myeloma patients, attempts to fulfill this need. That is: an effective drug not causing significant side effects.

5.2.2	Drug development processes

The process of drug development is a multi- phase process, composed of the following phases: pre- clinical phase, Phase I, Phase II and  Phase III clinical studies (see paragraph 1.4 above for further details).

In view of Xtepo’s intention6 to develop a new indication for the EPO drug, which is already approved for another indication, and in view of the fact that the pre- clinical phase and Phase I clinical studies are aimed at evaluating drug toxicity and safety, respectively, Xtepo’s experts believe that the company will receive an exemption from performing the above clinical studies, and that the drug development process will begin with a Phase II clinical study.

The above Xtepo's estimates with respect to the phases of drug development and the exemption from performing the pre- clinical phase and Phase I clinical studies include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. It should be emphasized that the actual results may be significantly different from the estimates implied by this statement, thus there is no certainty with respect to receiving an exemption from performing a certain phase and/or with respect to the results of the drug trials performed by Xtepo.

5.3	Critical success determinants in this field of activity

Successful development of a medical product requires basic knowledge and technology enabling the development of effective products, long- term investments of both financial funds and high quality personnel experienced in the specific field of activity, as well as capacities of commercialization following the completion of development and approval for marketing. In addition, ownership of intellectual property is required in order to enable further development and upgrading of the future product.

5           Together with or through its mother company, following completion of the transaction discussed in this report.
6           Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

Upon completion of the transaction as detailed in paragraph 13 of the report, Xtepo will have an exclusive patent license for using the EPO drug for the treatment of multiple myeloma, based on the research performed by Prof. Moshe Mittleman, an internationally recognized hematologist, Director of Internal Medicine Department at Ichilov Hospital, who is also the Principal Investigator at Xtepo.

5.4	Barriers at the entrance to the field of activity

The major barrier at the entrance to the field of drug development is the fact that drug development is a long- term process, a sequential, accurate and cumulative procedure lasting for several years. That is, lack of success at any stage of the development process precludes moving forward to the next stage. Needless to say, such a long process requires allocation of significant financial resources in order to cover the ongoing development costs.

As mentioned above, ensuring ownership of intellectual property is of crucial importance, since no use and development of certain materials and products will be possible without it, thus precluding any progress in development. In addition, ensuring ownership of intellectual property is required in order to benefit from the product developed, and to ensure that the developed product is not protected by another patent. Without patent protection, anyone would be able to benefit from the research and development products without covering any costs, as the original developer, Xtepo in this case, has covered them. Similarly, if the development extends into the field of another patent, the patent owner will be able to block any commercial activity of the developer. In order to ensure commercialization freedom for the development products, the relevant licenses have to be obtained for product development. In addition to the above, qualified and professional personnel, experienced in the relevant field, is required.

5.5	Alternatives to the development product and changes occurring in them

At present, there are no drugs competing with the EPO drug, which Xtepo7 intends to develop, in view of the fact that the EPO drug is designed for treating multiple myeloma patients already treated with all the currently available treatment options. At this disease stage, terminal patients are treated with analgesics only.

In spite of the above, Xtepo’s EPO drug may be found effective for non- terminal patients in the future, if given in combination with other currently available drugs. If the above prediction turns out to be true, the EPO drug may become useful as an alternative and/or adjuvant therapy to drugs available on the market and/or drugs under development. However, approved drugs are available for non- terminal multiple myeloma patients, which may cause difficulties in penetration into this market. It must be noted that development of a new indication for an existing drug is superior to development of a new product, in view of Xtepo’s estimate that certain drug development phases will actually become obsolete (mainly Phase I clinical trial, which has already been performed for the original indication). However, development of the new indication is expected to be a long lasting process.

7 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

It must be noted that during the last years8, the preferred treatment given to multiple myeloma patients, at various disease stages, is composed of chemotherapy combined with autologous stem cell transplantation, or a combination of Thalidomide, dexamethasone (a type of steroid) and Velcade, depending on the patient’s condition. If stem cell transplantation is performed, the patients receive initial high- dose chemotherapy (relevant for patients younger than 65 years of age).

For patients older than 65 years of age, the physical condition of which does not enable autologous stem cell transplantation, the standard chemotherapy is a combination of two anti- cancer drugs (not specifically indicated for multiple myeloma treatment), sometimes including Thalidomide.

The above treatments result in overall survival of about 30 months in 83% of the patients undergoing autologous stem cell transplantation (below age 65), and in overall survival of about 24 months in 90% of the patients (above age 65).

It must be clarified that the treatments and medications currently used to treat  multiple myeloma are associated with severe side effects, e.g. neuropathy – peripheral neuropathy, which may sometimes be irreversible, requiring treatment discontinuation for prolonged periods of time.

The drug currently given to terminal patients is Velcade (Bortezomib), approved by the FDA in 2003. This treatment results in prolongation of survival, with 33% of the patients achieving the survival period of 5 years; the mean survival period observed in patients treated with this drug is about 33 months. The EPO drug developed by Xtepo9 may become an alternative to this drug.

5.6	Structure of the competition in the field of activity and changes occurring in it

5.6.1	General

The competitors in this field of activity are a broad range of companies worldwide, including small bio- pharmaceutical companies, up to huge international companies. International marketing of a drug requires access to worldwide marketing channels, which usually forces small companies to cooperate with large companies in the field. On one hand, this is a limiting factor for  small companies, and on the other- these huge companies are always searching for new drugs in order to enrich the range of products marketed by them, or their “drug development pipeline”. During certain periods, the need for new drugs leads the huge multi- national companies to make very high investments in order to purchase rights for drug development and marketing, which may provide an opportunity for companies developing drugs.

8 The above information with respect to the treatment of multiple myeloma patients and their survival periods was taken from the paper by Prof. Ben-Ami Sela, Director of the Institute of Pathological Chemistry, Sheba Medical Center, Tel Hashomer, published online: www.tevalife.com
9 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

The company10 has a preliminary design for a Phase II clinical trial, including enrolment of about 50 patients11. Development of numerous drugs at the time of Xtepo’s trial may impose difficulties on patient enrolment for Phase II and III clinical trials. The need for a significant number of patients during the advanced phases of clinical trials may become a considerable obstacle in drug development, which may affect the chances and the schedule of Xtepo’s EPO drug development. In many cases, this problem may be solved by using a development strategy including, among others: correct definition of study subjects (by disease severity grade, by types of previous treatments received, by types of concomitant medications received together with the study drug, etc.); optimal selection of study centers (for example, performing some trials in countries where other treatment alternatives are not yet offered to the patients, or choosing study centers famous for their relatively rapid enrolment capacity, etc.); use of companies specializing in performance of clinical studies12; interest of the investigators participating in the study with respect to the drug and its mechanism of action; providing financial contribution to the research funds of departments participating in the study (this incentive is indirectly designed to improve hospitalization conditions for the patients) in order to ensure referral of patients to Xtepo’s clinical trial, rather than referral to other clinical trials. Xtepo intends to use such strategies in order to ensure rapid patient enrolment and compliance with the predetermined schedule, although this cannot be guaranteed.

5.6.2	Competition in the cancer market

The market of anti- cancer drugs is a huge market. In 2003, the overall volume of sales of anti- cancer drugs had reached 28 billion USD, out of which about 15 billion USD were attributed to drugs against multiple myeloma, while the remaining sum included supportive care drugs (e.g. drugs for regeneration of the immune and blood systems damaged by chemotherapy, anti- emetic drugs, etc.). During 2003- 2004, Velcade, a new anti- cancer drug indicated for the treatment of multiple myeloma, was approved and introduced into the market. For details on other drugs competing with Xtepo’s drug, see paragraph 5.5 above.

5.6.3	Ways of coping with competition

In order to successfully cope with the expected competition, Xtepo13 must position its drug on the market while emphasizing its superiority over the competing drugs. According to Xtepo’s estimates, the expected advantages of its drug, subject to approval, are based on the assumption that it will prolong survival, and improve the patients’ quality of life with minimal side effects. According to Xtepo’s estimates, the fact that its drug may be effective when given in combination with other available drugs, or after treatment with other drugs, will reinforce its position and provide the company with a marketing advantage. Thus, provided that the drug is approved, these advantages are expected to grant the company significant superiority, which will ensure a great advantage in the market of multiple myeloma treatments, based on the right marketing efforts.

10 Together with or through its mother company, following completion of the transaction discussed in this report.
11 This assumption is based on the number of patients required for clinical trials with other drugs designed for the treatment of multiple myeloma and cancer in general. No comprehensive statistical design has yet been planned, and Xtepo had not yet discussed the clinical design with the regulatory authorities, the FDA and others, thus the actual number of patients required may differ from the above assumption.
12 These companies are known as CRO – Clinical Research Organization
13 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

In addition, the clinical advantages of the product and the ability to protect the intellectual property are crucial factors influencing the ability to introduce a new product into the market and to cope with competition. In view of the fact that the company has an exclusive patent license to use recombinant EPO for the treatment of multiple myeloma patients, the company believes that the drug has the right qualities suitable for coping with the expected competition.

Several years are required for Xtepo’s product to reach the market. However, until that stage is reached, one of the huge companies in this field may wish to cooperate with Xtepo14 in the development and/ or marketing of the EPO drug.

Xtepo's estimates with respect to adjustment of the product and its introduction into the market include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement, thus there is no certainty with respect to the results of the drug trials performed by Xtepo.

6.	Intangible assets

6.1	Patent licensing agrrements

In December, 2009, Xtepo had signed an agreement with Bio- Gal Limited (hereafter: Bio – Gal) for purchasing a patent license for using recombinant EPO to treat terminal multiple myeloma patients and to improve their quality of life. The said transaction is subject to the prerequisites detailed in paragraph 18 of this report. For further details on the license agreement, see paragraph 8.1 below.

7.	Restrictions, valid legislation and special constraints relevant to the field of activity

7.1	Helsinki committee

Approval of clinical trials in human subjects by the relevant authorities (in each of the countries where Xtepo15 intends to conduct a trial) is a prerequisite for performing clinical trials sponsored by Xtepo. The trials have to comply with the principles of the Declaration of Helsinki, and be approved by the ethics committee at every institution participating in the trial. The physician and/or physician’s committee, with whom Xtepo will collaborate, will submit the study protocol to the institutional ethics committee. Following discussion, including examination of the ethical aspects of the study, subject to protocol approval, the trial may be initiated. Any protocol change requires updating and resubmission for approval by the ethics committee.

14 Together with or through its mother company, following completion of the transaction discussed in this report.
15 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

Approval by Helsinki committee – as discussed above, is a prerequisite for approving the use of medicinal products by Western health authorities, including the Israel Ministry of Health; it enables proof of safety and efficacy of medicinal products by clinical trials. In order to perform clinical trials in Israel, approval of the protocol has to be obtained (hereafter: authorization) from the committee (the above Helsinki committee), acting in accordance with People’s Health Regulations (Clinical trials in human subjects), 1980) (hereafter: People’s Health Regulations).

Authorization is subject to submission of the application for approval by a licensed physician, who will be the investigator responsible for the study; the investigator participating in the human clinical trial will have the skills and the relevant expertise required for conducting the trial under the following conditions:

a)	The expected advantages, for the subject and the company, justify the risk and discomfort associated with the trial for the subject;
b)	The existing scientific and medical information justify performance of the requested clinical trial;
c)	The clinical study design is scientifically valid, enabling it to provide answers to the question under investigation; it is presented in a clear, detailed and accurate manner in the study protocol;
d)	The risk for the study subject is minimal, due to the use of correct methods, and use of procedures already performed in humans or tested in animals, as much as possible;
e)	The study subjects will be chosen in accordance with inclusion/ exclusion criteria specified in the study protocol;
f)	Informed consent form for the study including all the required information, as specified in the procedure;
g)	Study design including instructions with respect to patient’s privacy protection and confidentiality of the data collected;
h)	The study design includes a proper mechanism of study monitoring;
i)	The sponsored has ensured proper insurance coverage for the study subjects;
j)	The sponsor and the investigator are capable of allocating the resources required for adequate performance of the study, including qualified personnel and the necessary equipment;
k)	Adequate performance of the study will not be harmed by the nature of commercial agreement with the investigator and the institution in which the study is performed;
l)
If the study subjects, some or all, may be exposed to inadequate pressure or influence in order to convince them to participate in the study – appropriate measures were taken in order to prevent the above pressure or to minimize the above influence.

Transaction Outline

7.2	Approval by FDA and EMEA

The product to be developed by Xtepo16 is a medicinal product. Thus, its production, sale and marketing are dependent on its approval in every country where it is intended for marketing. In order to receive the above approval, Xtepo has to comply with the approval requirements, including safety and quality control standards, as required in each of the countries.

The requirements for approval of the drug for sale, as well as the duration of the approval process and the costs associated with it, vary from one country to another. Lack of approval of Xtepo’s product in a certain country will preclude its sale, thus reducing Xtepo’s income. The major markets where Xtepo intends to act are the US and the European Union.

Having completed the product development process, Xtepo17 intends to receive approvals by FDA and EMEA for its marketing and sale. It must be clarified that these approvals are separate and independent. Such approval will be required in the future for any product change to be approved or for extension of the existing applications.

Following approval by FDA and EMEA, Xtepo will be authorized to market the product only for the approved indication. The FDA and EMEA may perform audits and investigations in order to verify that Xtepo meets the requirements determined by law and regulation. In addition, Xtepo may act to monitor its compliance with FDA requirements using a system of quality control, thus significantly reducing the chances of failures and enabling warning of failures in advance, if discovered. Failure to comply with the requirements may lead to sanctions against Xtepo, including publication of a Black box warning with respect to the product, imposition of penalties and civil compensations, refusal to approve new products of the company or cancellation of existing product approval.

It must be noted that at present, FDA is the most stringent authority; therefore FDA approval is a significant indication for approval by other regulatory authorities.

8.	Essential agreements

8.1	License agreement with Bio- Gal

On December 31st, 2009, Xtepo had signed a transfer of rights agreement for exclusive patent license (as defined below) with Bio- Gal, which was originally signed between Bio- Gal and Yeda Research and Development Ltd. (hereafter: Yeda) and Mor Research Applications Ltd. (hereafter: Mor) (Yeda and Mor together are “license owners”) in 2002 (hereafter: original license agreement), for exclusive use of the registered patent of the EPO drug license owners, in order to develop a new indication intended to prolong the survival and improve the quality of life of multiple myeloma patients (hereafter: the patent). It must be noted that the transfer of rights according to the original license agreement was dependent on consent of the license owners, who gave their consent, thus enabling Xtepo to replace Bio- Gal as a valid license owner.

16 Together with or through its mother company, following completion of the transaction discussed in this report.
17 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

According to the terms of the original license agreement, Bio Gal is committed to conduct the research for further development of the patents owned by the license owners, including full financing of the research, and will be the owner of an exclusive license for the development, use, marketing, distribution and sale of drugs for the treatment of multiple myeloma and other types of cancer, as permitted by the research. According to the license agreement, Bio- Gal will bear all the costs associated with the preparation, completion, maintenance and protection of any patent registered as a result of the research. The exclusive license given to the above company will be effective for 15 years from the day of the first commercial sale of the drug by Bio- Gal, or until expiration of the patent in the countries where the patent is registered (the latest of the events). It should be noted that the patent is registered in the US since 1999, as well as in Europe, Israel and Hong Kong. In addition, patent applications were submitted in Canada and Japan. The patent will expire in 2019 in those countries where it was registered.

In return for the transfer of the above license, and in accordance with modifications introduced into the original license agreement (the last one was introduced in April 2008), Xtepo will pay to Yeda, with guarantee of the mother company:

1.	Annual license fee of one percent (1%) of the net sales of Xtepo and its subcontractors.
2.
A single payment upon the following conditions: (1) Sale of 50% or more of Xtepo’s shares to a third party (2) Merging of Xtepo with a third party (3) Sale or transfer of Xtepo’s strategic assets (hereafter: realization event), with a value of  250,000 USD or 2.5% of the gross profit of Xtepo from this event (the lowest of the two).

3.
In spite of the above, the parties have decided to agree that although performance of the transaction according to this report is a realization event, the appropriate payments will be postponed until the successful completion of Phase II clinical trial, following which Xtepo will pay Yeda a single sum of 250,000 USD, and additional 100,000 USD in case of raising at least 2 million USD, and subject to successful completion of Phase II clinical trial.

9.	Human resources

9.1	Organizational structure

Since Xtepo was founded on November 9, 2009, at the date of preparing this outline, the company had no employees.

10.	Taxation

10.1	Tax rates applicable to Xtepo as an Israeli company

In June 2004, correction of the income tax law was accepted by the Knesset (no. 140), 2004, and on July 25, 2005, correction of the income tax law was accepted by the Knesset (no. 147), 2005 (published in the records on August 10, 2005), stating, among others, that corporation tax will be gradually reduced as follows: year 2005 – 34%, year 2006- 31%, year 2007 – 29%, year 2008 – 27%, year 2009 – 26%, year 2010 and on – 25%.

Transaction Outline

In February 2008, correction of the income tax law was accepted by the Knesset (adjustments for inflation),1985, which limits the application of the adjustments law from 2008 and on. Since 2008, the results for taxation are measured in nominal values, except for certain adjustments due to changes in the consumer price index up to December 31, 2007. The correction of the law includes, among others, cancellation of the addition and deduction due to inflation and the additional deduction due to depreciation since 2008.

Since Xtepo was founded on November 9, 2009, the company has not yet paid taxes.

11.	Aims and business strategy

Xtepo intends to continue developing18 the EPO drug for treatment of multiple myeloma patients, and to initiate Phase II clinical trial, thus enhancing the value of the company and the EPO drug.

Xtepo's estimates with respect to the aims and business strategy include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement. This is a clinical drug development, which is a process associated with a high degree of uncertainty, thus there is no certainty with respect to the development schedule and obtaining preliminary clinical results for the EPO drug as expected by Xtepo’s management.

12.	Expected development over the next year

During the next year, Xtepo intends to collect long- term clinical data on patients, and to perform Phase II clinical trials, which will demonstrate the benefits of the EPO drugs in multiple myeloma patients.

Xtepo's estimates with respect to development over the next year include a forward looking statement. This statement is uncertain, and is based on the information available to the company at the time of preparing this outline. The actual results may be significantly different from the estimates implied by this statement, since there is no certainty with respect to the continuation and the results of the clinical trials to be performed by Xtepo.

13.	Discussion of risk factors

The following are details on risk factors, which may significantly affect Xtepo’s activity and its business outcomes:

13.1	Risks of the field

13.1.1	Exposure to the effects of regulation

As any company acting in the medical field, Xtepo’s activity is subject to approvals, licenses and supervision of government and worldwide authorities associated with environmental control, toxins, medicine, etc. Changes in laws and regulations associated with Xtepo’s activity may require heavy expenses, and may even lead to discontinuation of the EPO drug development.

18 Together with or through its mother company, following completion of the transaction discussed in this report.

Transaction Outline

13.1.2	Dependence on external funding

Being a biotechnological company, Xtepo19 is dependent on external funding, since it has no income, while the expenses associated with the EPO drug development are high. Xtepo’s financial resources may be depleted at a certain stage, which will disable further funding of development of the above drug.

13.1.3	Dependence on highly professional and skilled personnel

Being a biotechnological company, Xtepo needs highly professional and skilled personnel, capable of performing the tasks required for Xtepo’s activity with high level of proficiency in order to achieve maximal results with maximal supervision.

13.1.4	Dependence on volunteers for the trial

Being a biotechnological company performing clinical trials, Xtepo needs healthy volunteers and patients for its trials. There are often difficulties associated with enrolment of patients, due to the high competition for recruitment of these patients (especially terminally ill patients), as well as due to treatment of these patients with other drugs, which excludes them from the study.

13.1.5	Exposure to lawsuits

In view of its activity in the field of medicine, Xtepo may be exposed to legal procedures due to possible side effects of the EPO drug. Drug side effects are known phenomena, especially during development stages. The company cannot exclude with certainty discovery of a possible side effect of EPO, which may expose Xtepo to various lawsuits.

13.1.6	Competitors

Xtepo is exposed to the risk of possible development of a similar drug  - for further details on competition and products competing with Xtepo’s product, see paragraph 5.6 above.

In addition, it must be noted that following patent expiration in 2019, the drug will become a generic drug. Of note, the patent for the use of Erythropoietin for the treatment of anemia is about to expire soon, and there is a risk of off- label use of  Erythropoietin in certain countries. However, such risk may be limited by the fact that the EPO drug is accompanied by a Black box warning, which may reduce its off- label use.

19 Together with its mother company, following completion of the transaction discussed in this report

Transaction Outline

13.2	Risks unique to the company

13.2.1	Development failure

Being a biotechnological company, Xtepo relies on the potential development of the EPO drug20, while currently it has no income at all. If the company’s expectations with respect to the EPO drug development do not lead to a product of marketing feasibility, then the existence of Xtepo as an independent company will become questionable. Since the company is involved in drug development, there is no guarantee for successful outcomes of the clinical trials with Xtepo’s drug. If these trials fail, then the very existence of Xtepo will become questionable. It must be noted that medical research is associated with a high degree of uncertainty, and the possibility that Xtepo will not be able to demonstrate the expected efficacy and safety of the EPO drug cannot be excluded. In addition, development of other drugs by competitors, competing with Xtepo for the same market share, cannot be excluded as well.

13.2.2	Relative dependence on a key person

The company is dependent on Prof. Moshe Mittelman as the Medical Director21 of the company. Development of the indication for the EPO drug is based on his research. If, for any reason, Prof. Mittelman does not support the scientific/ medical aspects and/or does not perform his duties at the company, damage to the company may be expected22. If Prof. Mittelman stops his activity at the company, finding a person capable of replacing him at Xtepo may take a lot of time. It must be emphasized that Prof. Mittelman’s absence will not significantly affect the ongoing performance of the clinical trials with the EPO drug.

13.2.3	Protection of intellectual property

Being a biotechnological company, Xtepo heavily relies on the potential maintenance and protection of its intellectual property. Impairment of its intellectual property by violation of the patent granted to the company may severely damage Xtepo’s business activity, since without appropriate protection, any company may use Xtepo’s product without being required to make heavy investments in development. In addition, it is possible that the patent granted to the company will not be able to withstand a legal process attacking the claims included in it.

13.2.4	Marketing and sales

Xtepo has no manufacturing, marketing and sales capacities. If the EPO drug reaches the stage of its commercialization by Xtepo, Xtepo will have to collaborate with another company in order to develop manufacturing, marketing and sales activities and to realize the marketing potential of the drug. It must be noted that upon completion of the transaction discussed in this report, Xtepo is expected to act together with or through its mother company to execute development, marketing, commercialization and sale of the drug.

13.2.5	The following table summarizes the risk factors, which may affect Xtepo’s business activity and business outcomes, and Xtepo’s estimate of the extent of effect for each risk factor

20 Together with or through its mother company, following completion of the transaction discussed in this report.
21 Of note, following completion of the transaction discussed in this report, Prof. Mittelman will serve as the Medical Director at Extipo’s mother company.
22 Together with its mother company, following completion of the transaction discussed in this report.

Transaction Outline

Type of risk	Brief description	Extent of effect on Xtepo’s business activity
		High	Moderate	Low
Risks of the field	Being subjected to law and regulation	V
	Dependence on external funding	V
	Dependence on professional and skilled personnel		V
	Dependence on recruitment of study subjects	V
	Possible side effects of the drug, certainly during development – potential lawsuits		V
	Development of competing drugs		V
Risks unique to the company	Numerous elements of uncertainty – insufficient results, delay or failure of the drug – no guarantee of successful trial or absence of side effects	V
	Due to the high dependence on patents and maintenance of intellectual property, there may be potential violation of existing patents.		V
	In the future, when Xtepo’s drugs reach the stage of manufacture, Xtepo will be dependent on manufacturing facilities of other companies, since it has no capacity of mass production of the drug.		V

Transaction Outline

(C) Fairness Opinion

Fairness opinion

XTL - Bio-Gal

December 2009

Fairness Opinion

1.         Introduction

1.1	General

We have been requested by the Management of XTL Biopharmaceuticals Ltd. (hereafter: “XTL” or “the Company”) to express an opinion on the fairness of the ratios derived from the merger transaction and the share swap contemplated therein (hereafter: “the Transaction”) between XTL and Bio-Gal Ltd. (hereafter – “Bio-Gal”), pursuant to which approximately 70% of XTL’s shares will be allotted to the shareholders of Bio-Gal and the New Investors, as detailed below.
In the context of the review, we performed the following activities:

•	We read, analyzed and examined the data, records, legal memoranda and documentation furnished to us in regard to the Transaction, Bio-Gal and the Company.

•	We reviewed public data, including inter alia the evolvement process of the Company’s share price.

•	We performed various calculations as detailed and required for assessing the reasonableness of the merged companies’ value derived from the Transaction.

•	We held talks with the Company’s CEO, Mr. David Grossman and with the CFO, Mr. Ronen Twito, who provided us with the data used in this Opinion.

•	We prepared a reasonableness test to examine the assumptions underlying the value of the subject Transaction.

The information contained herein does not necessarily cover all the data that a shareholder might require. A fairness opinions (hereafter: “the Opinion”) is not intended for a specific investor, because his considerations in determining value are likely to be influenced by additional factors, which we have not taken into account. This report does not include accounting, legal or physical due diligence reviews, nor does it purport to contain all the information, tests, assessments or any other data covered by the due diligence process.

We assumed that the financial data, diverse information and the presentations on which we relied, are complete and fair, and we have not independently verified them. To perform the review, we presumed that the information is accurate and/or complete and/or fair, and there was no reason to infer that the data on which we relied is inaccurate or incomplete or unfair, and we have therefore not tested the information independently. Reliance on it neither substantiates nor confirms its correctness. If it transpires that the financial and other data, together with the documentation delivered to us, are inaccurate and/or incomplete and/or unfair, the reasonableness review will change accordingly.

Fairness Opinion

The fairness test performed for the Transaction is correct up to November 2009 and is based, inter alia, on XTL’s financial statements for the first 6 months of 2009.

We agree that our Opinion be included and/or cited in the report to be filed by XTL with respect to the Transaction, in conformity with the disclosure requirements applicable to XTL under the Securities Law or any other legislation, including any amended reported which the Company may be required to file.

1.2           Details of the Assessing Company and of Person Performing the Review

Ziv Haft Consulting and Management Ltd. is part of the BDO worldwide network, providing corporate consulting and management services in a wide range of subjects to companies operating in diverse sectors.  The Company has wide expertise and experience in providing the following services: performing valuations, due diligence reviews (economic and accounting), valuations of goodwill and intangible assets, economic analyses, current analyses of Israeli public companies engaged in the hi-tech and communication sectors, business plans, presentations for potential investors, financial management and analysis of BOT and PFI projects, receiverships, liquidations and appointment as special administrator, assisting companies in distress, developing plans for corporate recovery, business and corporate management, overseeing mergers and split-ups, planning transactions, and more.

Fairness Opinion

2.         General Company Profile

2.1	Description of XTL Biopharmaceuticals Ltd.

XTL’s principal activity is the acquisition and development of therapeutics for the treatment of diseases and medical conditions for which no cure has yet been found, as well as improve current treatments. The Company was established in Israel on March 9, 1993 and its shares were first listed on the main London Stock Exchange in 2000, where they were traded until 2007.  In July 2005 the Company’s securities began to be traded on the NASDAQ and in 2005 they were dual-listed for trading on the Tel Aviv Stock Exchange.  In July 2009, the NASDAQ authorities suspended trading in the Company’s ADR, and since then, the ADRs have been quoted by brokers on Pink Sheets under the symbol: XTLBY.PK.

In December 2008, the Company implemented a reorganization plan after failure of the clinical trials in its leading medication, Bicifadine, developed as an analgesic for the treatment of neuropathic pain among diabetic patients. The failure in clinical trials led to a sharp drop in the Company’s shares on the Tel Aviv Stock Exchange – where they fell from NIS 5.3 to NIS 0.3 per share in one day (reflecting a decline in the Company’s value from NIS 311 m. to NIS 20 m.), and also to a minimum price of NIS 0.08 per share (reflecting a value of NIS 4.7 m.) – the minimum price since the failure in the Bicifadine clinical trials.

Furthermore, under the above-mentioned reorganization plan, the Company dismissed its staff, with the exception of the CEO and CFO, who maintained their functions until April 7 and May 11, 2009 respectively. Upon their departure from the Company, a new CEO and CFO were appointed in their stead, currently engaged in implementing and finalizing the subject Transaction and in seeking business opportunities for acquiring assets and merging operations into the Company. At present, the Company is not actively engaged in product development.  However, it maintains certain rights in the DOS program sub-licensed in 2008 to Presidio Pharmaceuticals Inc. (a U.S. biotechnological company focused on developing drugs in the field of viral infections, including Hepatitis C and HIV) together with rights in the Bicifadine pain medication, as outlined above.

Fairness Opinion

2.2           Description of Bio-Gal

Bio-Gal was set up in 2000 as a company in Gibraltar, to engage in patent commercialization (hereafter: “the Patent”) for use of the Erythropoietin drug therapy (hereafter: “EPO”) to treat patients with blood cancer type Multiple Myeloma. The EPO has been approved by the relevant authorities for the treatment of anemia and is currently sold for billions of dollars by leading drug companies such as Johnson & Johnson, Roche and Amgen.  However, it is intended for use in anemia, which is not the application proposed by Bio-Gal, as outlined above.

The patent is jointly owned by Yeda Research & Development Ltd. (55%), the Weizmann Institute’s commercialization company (hereafter – “Yeda”) and Mor Research Applications Ltd. (hereafter – “Mor”) Clalit Health Services’ commercialization company (45%). The Patent is based on research conducted by Professor Moshe Mittelman, an international hematologist who runs Ichilov Hospital’s Internal Department.  Bio-Gal obtained a licence to use the Patent (hereafter: “the Patent Agreement”) for commercialization purposes.

We drew a comparison between the Patent owned by Bio-Gal’s and other patents in similar maturity phases, to assess the ability of using the equivalent rights and range priced by an active market.  It emerged that the price range of a patent in similar maturity phases, i.e. prior to Phase II trial, varies between $ 3 m. to $40 m.  (See detailed analysis under Item 4.5).

Under the Patent Agreement, Bio-Gal undertook to pay royalties amounting to 1% of net sales of the patented drug to be developed. Furthermore, Bio-Gal undertook to transfer to Yeda (provided the transaction takes place and, if successful, that Phase II EPO clinical tests are performed), the lower of 2.5% of net receivables to be transferred to Bio-Gal’s shareholders upon executing the Transaction. This constitutes a significant change in the composition of shareholders, or $250,000.

Fairness Opinion

Up until the year 2004, Bio-Gal had raised approximately $1.5 m., applied primarily for laboratory experiments, licences and various tests relating to the patent and its underlying technology, including worldwide registration thereof. From 2004, owing to lack of resources to fund ongoing development and commercialization, Bio-Gal ceased the laboratory experiments and other development activities and concentrated on continued patent maintenance globally and preserving their regulatory status.

Bio-Gal has a preliminary plan to commence Phase II Clinical Trials with EPO medication in Multiple Myeloma cancer patients.

Bio-Gal has recently decided to raise funds from its shareholders and New Investors, to enable performance of Phase II experiment, as described above, as well as implementation of the Transaction signed with XTL, mutatis mutandis (see Section 3).  Below is a description of the capital to be raised by Bio-Gal and the subsequent restructuring that will be required:

1.
Bio-Gal’s shareholders are to establish a new company incorporated in Israel (hereafter: “Xtepo”), to which Bio-Gal would assign its intellectual property (“IP”).  The shareholders’ holdings in Xtepo would be identical to those in Bio-Gal, (in conformity with the exemption prescribed under Section 104B of the Income Tax Ordinance).

2.
Xtepo will raise capital from New Investors by way of issuingof warrants, when the capital to be raised will be approximately $1.5 m. Once the capital has been raised, the new investors (hereafter: “the New Investors”) will hold a 42% stake in Xtepo, while Bio-Gal’s original investors (hereafter: “the Original Investors”) will hold a 58% stake in Xtepo.  (The Investors and Original Investors will hereafter be referred to as “Xtepo’s Shareholders”).

Exercising of the warrants depends on the approval of the shareholder meeting.

Fairness Opinion

3.	Description of XTL– Bio-Gal Transaction (through Xtepo):

On March 18, 2009, XTL published a report describing its engagement with Bio-Gal, under an agreement to acquire Bio-Gal along with the intellectual property relating thereto, including the Patent, and the program for conducting clinical trials with this drug (hereafter: “IP”). The agreement includes certain conditions precedent such as funding and payments according to milestones (a summary of the original transaction is contained in the Company’s financial statements and in the outline plan).

Recently, the parties resolved to update the summary of the original transaction as described in the Company’s report of March this year, as detailed below:

1.
XTL will purchase 100% of Xtepo by way of issuing new Company shares under a private placement to Xtepo’s shareholders (hereafter: “Share Swap Transaction”). After completing the Share Swap Transaction, Xtepo’s shareholders would control about 70% of XTL’s share capital, whilst the balance would be held by the Company’s existing shareholders whose holdings in the Company, subsequent to the Share Swap Transaction and share allotment, would be diluted.

2.	The cash payment of $10 m. would be cancelled in accordance with the milestones (based on development progress) as stipulated in the original agreement.

3.
Furthermore, pursuant to the Transaction, the Patent usage rights would be assigned to Xtepo. In the context of assigning the Patent rights, XTL has undertaken to guarantee all of Xtepo’s debts to Yeda and Mor (including a commitment to maintain information secrecy as well as payment of 1% royalties on net sales of the drug developed on the basis of the Patent), derived as a result of the Patent Agreement, should the Transaction with Xtepo indeed materialize.

4.
According to a binding clause in the Agreement, Xtepo is under an obligation, should Phase II of the EPO Clinical Trial succeed, to transfer to Yeda a lump sum of $250 thousand, as well as a lump sum of $120 thousand, upon occurrence of two events in the following order:

•	Success of EPO Phase II Clinical Trial

•	The earlier of the Company raising $2 m. at least, or 180 days from date of success of Phase II clinical trial, as above.

Fairness Opinion

4.           Summary and Conclusions for Assessment of Transaction Fairness

In order to assess the fairness of the merger ratios (70% for Xtepo’s Shareholders and 30% for XTL’s Shareholders), we performed the following analysis:

•
We analyzed the value of Xtepo prior to the merger, based on a $1.5 m. capital infusion, against which 42.2% of Xtepo’s shares were allotted to the New Investors (through the allotment of warrants). This allotment reflects an aggregate Company value of approximately $3.5 m. The IP value derived from this Transaction is $2.0 m.

•	Since, according to the proposed Transaction, Xtepo’s shareholders are entitled to 70% of XTL’s shares, the value of the new merged company (XTL + Xtepo) is $5 m.

•
Thus, the value of XTL obtained prior to the merger was $1.5 m. XTL’s equity as of 31.3.2009 (close to the original transaction date) amounted to $0.6 m., composed mostly of a cash balance. Thus, in our opinion, given that this concerns a public company traded in Tel Aviv and in the U.S. and bearing in mind its equity, a value of $1.5 m. is reasonable and fair.

Attached is a detailed calculation showing the value of Xtepo and XTL prior to the merger, bearing in mind the proposed merger ratios.

$ millions
Cash investments in Xtepo	1.4725
Proportion of shares obtained	42.24%
Company value derived from $1.5 m. infusion in Xtepo	3.5
IP value obtained (company value less cash investment	2.0

XTL value prior to merger	1.534
Merged company value	5.021
Proportional part for Xtepo’s shareholders	69.44%
Proportional part for XTL’s shareholders	30.56%

Fairness Opinion

Furthermore, to examine the reasonableness of the merger ratios, we estimated the value of the IP assigned under the Share Swap Transaction.  The estimated IP value was obtained through comparison with transactions where IP was sold in biotechnological companies and through the Discounted Cash Flow (DCF) method, described at length under Item 4.5 below.

Based on the indications of IP value calculated by means of these two methodologies, we reached the conclusion that a value of $2 m. for the assigned IP is reasonable and fair.

Thus, in our opinion, based on the above data and the analysis presented hereafter, the proportion of new shares in XTL, after merging the Xtepo operation (70:30), is reasonable and fair.

Below is a detailed description of the analyses and the reasons leading to the said conclusion.

4.1           Minority Shareholders at XTL

As of the present writing, there are no interested parties at XTL, and the latter is being managed like an “orphan” company. Additionally, the ownership structure is such that no individual party or group of parties constitutes a controlling shareholder(s) in the Company who, in other cases, might have different interests than those of the minority shareholders. It appears that the interests of all the shareholders are adequately represented by the management.

In this respect, it is worthwhile noting that, during the early months of 2009, the shareholders took steps to replace the Company’s Board of Directors and management – a move which, in itself, shows that from the Transaction date and thereafter, the interests of all the Company’s shareholders are being adequately represented under the new management’s administration.

Accordingly, it emerges from the above that the Transaction being formulated is one that has been approved by both parties (while giving full consideration to the needs and interests of the Company’s current shareholders), and constitutes a deal between two unrelated parties and between a willing seller and willing buyer.

Fairness Opinion

4.2           Value of Company’s Share on the Stock Exchange

XTL is a biotechnology company which, as of now, owns two IP assets but is not engaged in any development activity for the said assets. Furthermore, the Company is currently in the stage of acquiring technology in the framework of the Xtepo deal outlined above.

Notwithstanding the above, there were significant changes in the value of the Company’s shares on the Tel Aviv Stock Exchange, although no clear factors leading to such change have necessarily been identified. Accordingly, the value of the shares, as shown hereafter, expresses certain expectations of investors for a possible future occurrence following the Xtepo acquisition, and not necessarily the Company’s present “naïve” value (without the operation due to merge with the Company through the Xtepo acquisition).

Below are graphs showing, respectively, the value of the Company’s shares on the Tel Aviv Stock Exchange and the trading volumes in these shares from the beginning of November 2008 (prior to the failure in the Bicifadine trials) until the end of August 2009 (NIS thousand).

Fairness Opinion

It emerges, from the above graphs, that on November 18, 2008, there was a significant change for the worse in the Company’s business. The Company filed a notice with the Stock Exchange that the targets contemplated for Phase II of the clinical trial conducted on its flagship drug (Bicifadine) had not been attained and thus the trial had failed. Consequently, the value of the shares on the Stock Exchange plunged from NIS 310 m. to only NIS 20 million (a drop of approximately 94% in XTL’s value).

From the date of filing notice that it could not meet the Phase II target, through March 2009, there was no material change in the Company’s operations, and the latter even announced that it was reassessing its continued activity including the possibility of liquidation. All this prevailed until March 2009 as aforementioned.

On March 19, 2009 the Company filed a notice stating that it had signed an agreement with Bio-Gal for the acquisition of assets.
From that date onward, there has been a gradual increase in the Company’s value, both after filing the said notice and also due to more changes taking place within the organization – such as replacement of the entire management and appointment of a new one. This was despite the Company’s delisting from trade on the NASDAQ, causing a drop in share prices.

Fairness Opinion

Thus, in our opinion, the Company’s value after filing the notice of the Transaction between XTL and Bio-Gal, was significantly influenced by the notice, and it embodies certain expectations of investors that XTL conclude the deal and resume development activity.

Accordingly, the value of the Company must be assessed before the official notice was filed concerning the Transaction, so as to determine the value of the shares on the Tel Aviv Stock Exchange as viewed by investors after the failure of Phase II clinical trials in Bicifadine – namely, before certain expectations of investors had an impact on the contemplated Transaction with Xtepo.

The value of the Company’s shares on the Tel Aviv Stock Exchange between November 20, 2008 (two days after the clinical trial failure) and March 18, 2009 (eve of notice of Transaction), was in the range of NIS 17 m. and NIS 4.7 m. (between $1.2 m. and $4.2 m.).1

Thus, the merger ratio determined under the acquisition deal as specified in the original agreement (March 18, 2009) varies within the above range, reflecting a value of $1.5 m. for XTL.

1 The Company’s value in dollars was calculated on the basis of NIS 4/$1 throughout the said period

Fairness Opinion

The following graph shows the value of the Company during the said period (from the time of filing the notice concerning the clinical trial failure until the notice of the Transaction with Bio-Gal), in NIS thousand:

It is evident, from the above graph that volatility in the value of the Company’s shares had existed during the said period as well. This derives, inter alia, from investors’ expectations, also during the said period, that the Company would continue operating and resume its activities (regardless of the notices filed by the Company during the said period), on the assumption that management and the Board of Directors were using their best efforts to revive XTL and lead it to a successful operation.

Accordingly, in our opinion, the value of the Company’s shares on the Stock Exchange, as of the present date, is not a reliable measure for fair value prior to the notice of Bio-Gal Transaction. Thus, one cannot rely on it for testing calculations of the merger ratios in the subject Transaction. The current share value expresses, in our view, certain expectations of investors for executing and finalizing the Transaction with Xtepo, due to the fact that notice on this subject was filed by the Company with the Tel Aviv Stock Exchange, and the new management’s intentions are clear to the shareholders who had appointed it.

Fairness Opinion

On the other hand, in our opinion, the value of the Company’s shares on the Tel Aviv Stock Exchange during the period between filing the notice of the clinical failure in November 2008, and notice of the Transaction with Bio-Gal in March 2009, adequately reflects the Company’s value derived from the merger ratio between XTL and Bio-Gal.

As of April 2009, the Company’s share was delisted from the NASDAQ, and since then it has traded under the Pink Sheet regulatory framework, through ADR.

There is no significant change between the average share price value and, consequently, the Company’s price on the NASDAQ, and the Company’s value in Tel Aviv.
For the Company’s value based on NASDAQ share prices – see Appendix A.

Given that the Company’s current value on the Stock Exchange expresses certain expectations of investors to finalize the Transaction, other ways must be found to estimate its value.  Accordingly, we will review the Company’s equity value, on the eve of filing the notice, and compare the XTL case with the events occurring at Avigen Inc., after the latter’s failure with the clinical trials in October 2008 and with those at Acadia Pharmaceuticals, Inc. after the latter’s failure with the clinical trials in June 2008.

Fairness Opinion

4.3           Asset Value

On the eve of signing the Transaction, XTL’s value stemmed primarily from its tangible assets, net of financial liabilities. This implies that XTL’s accounting equity, plus the public platform value in Tel Aviv and the U.S. of $1.5 m., adequately reflects its fair value. The Company has a further commercial agreement, drawn up in 2008 and connected with its IP, which is likely to generate further income for XTL in future. At the present time, according to the Company and as indicated to us, there are no indications of any significant future cash flows to be generated for the Company as a result of this agreement, if at all.

In our opinion, since XTL was not involved in any development activity at the said point in time, $1.5 m. reflecting equity + a premium in respect of public platform value, adequately expresses the Company’s value prior to Xtepo’s IP asset.

To estimate the Company’s asset value, we performed a review of the said value based on the Company’s balance sheets as of the 4 following periods: 31/12/2008 (based on audited reports), 31/3/2009, based on management’s reports, and 30/6/2009 and 30/09/2009 based on reviewed financial statements filed by the Company with the Tel Aviv Stock Exchange.

Fairness Opinion

Following are the Companies’ balance sheets as of the above dates - $ thousands:

$ Thousand	September 30, 2009 Reviewed	June 30, 2009 Reviewed	March 31, 2009 Management Data	December 31, 2008 Audited
Current Assets
Cash and cash equivalents	640	899	1,013	2,924
Assets o/a of employee benefits	-	-	12	12
Accounts receivable	20	134	195	305
Income tax receivable	49	49	49	49
Restricted deposits	40	71	71	71
Total	749	1,153	1,340	3,361

Non-Current Assets
Fixed assets	29	32	36	41
Other long term investments	95	-	-	-
Total	124	32	36	41

Total Assets	873	1,185	1,376	3,402

Current Liabilities
Trade payables	228	169	316	416
Other accounts payable	405	777	420	1,058
Employee benefit liabilities	-	-	-	447
Liability for share appreciation rights	-	178	54	7
Total	633	1,124	790	1,928
Shareholders equity	240	61	586	1,474
Total liabilities and equity	873	1,185	1,376	3,402

One may concluded, from the above, that the net equity value of the Company’s assets, derives primarily from cash at hand.  This value has substantially dropped from $1.5 m. in December 2008 to $600 thousand close to the date of filing notice of the Transaction, and to $240 thousand in September 2009.

It should be noted that as of September 30, 2009, the Company has accumulated losses to the extent of $141 m.  However, the Company believes that the ability to utilize these losses in future is questionable.

Fairness Opinion

As mentioned earlier, the Company’s value fell dramatically due to failure to meet Phase II EPO clinical trials – a drop of 94% in one day. This has actually led to the decline in value of the Company’s IP.  For comparison purposes, we performed a test of the events occurring in a similar company, resulting likewise in a decline in the value of that company’s IP.

Analysis of Avigen Inc. Event

Avigen Inc. is a company traded on the NASDAQ. In 2008, the company had 3 drugs being clinically developed. Two of these were in Phase II development phase while the company’s flagship drug (AV650) for the treatment of patients with multiple sclerosis was in Phase IIb.  During this period, expectations for the success of the trial both on the part of management as well as investors were great, and accordingly, the company was traded at a value exceeding $100 m. However, in October 2008, the company announced that the AV650 test had failed and consequently, its share value plunged in one day by 83%. This downward trend continued for a short time.

Similar to XTL, Avigen’s IP also stemmed primarily from its flagship drug, AV650, which failed in Phase IIb of the clinical trials. As of the end of Q2 2008 (about 20 days prior to filing notice of the failure of the clinical trial), the company’s value on the Stock Exchange stood at $119 m. , whilst its equity amounted to only $47 m. In the course of the 8 following months, significant changes occurred in market value, when the picture regarding the Phase III experiment failure and the company’s future abilities in this area became clear.

It is evident that in the period following the notice, the company’s market value stabilized in similar scopes to the book value (composed primarily of the Company’s cash balances), as shown in the following table ($ thousand):

	June 30, 2008	Sept 30, 2008	Dec 31, 2008	March 31, 2009	June 30, 2009
Cash and cash equivalents	65,314	56,410	56,839	44,499	41,635
Equity	56,546	47,182	47,204	40,349	39,353
Market value*	86,033	119,076	22,625	36,318	39,364
Period after (prior to) clinical failure -months	-3.5	-0.5	2.5	5.5	8.5
Market value / equity	152%	252%	48%	90%	100%

* Market value is based on share price multiplied by the Company’s weighted share average used to calculate the net share earnings in the Company’s financial statements for the 3 months ended on the said date.

Fairness Opinion

It emerges, from the above table, that similar to XTL, failure of the clinical experiment and interruption of development activity led to a sharp decline in IP value to almost zero, such that the equity value (given that the company owns no other IP apart from the aforementioned) adequately reflects the fair value of the company and its assets.

Furthermore, an agreement was signed in October 2009 to acquire the company at a price reflecting a value of $37 m. This was below market value on the date of signature and also below equity at the end of Q2 2009 (total equity amounted to $39 m.).

Analysis of Acadia Pharmaceuticals, Inc. (“Acadia”) Event

Acadia is traded on the NASDAQ and is engaged in developing and commercializing innovative technology for the treatment of illnesses and disorders connected with the central nervous system (“CNS"). In 2008, Acadia had 6 drugs being clinically tested for the treatment of nervous system disorders and pain.

Based on the company’s flagship technology – the Pimavanserin – three neuroleptic drugs were experimentally tested:
1.	Drug for the treatment of Parkinson’s disease Phase III
2.	Drug for the treatment of schizophrenia Phase II
3.	Proving clinical performance criteria of a drug treatment for sleep maintenance insomnia in healthy older adults.

At the same time, the company conducted another Phase IIb clinical trial (based on a different technology) for the stand-alone treatment of schizophrenia; a Phase II trial for neuroleptic pain; and a Phase I trial for the treatment of glaucoma.

Due to the advanced phase of developing the Pimavanserin, coupled with investors’ expectations for the success of experiments based on this medication, Acadia was traded at a value of hundreds of millions of dollars. However, on June 16, 2008, Acadia’s management announced that the trial had failed, as a result of which the value of the company’s shares dropped sharply in one day by 43%, and the downward trend continued during the following period.

Fairness Opinion

In this case, too, Acadia’s IP at the time stemmed primarily from flagship technology – the Pimavanserin – which failed in Phase II of the experiments for use by patients with schizophrenia.  The company’s market value, as of the end of Q1 2008 (two and a half months prior to filing the notice) stood at $336 m., while its equity amounted to only $98 m.

We compared Acadia’s equity value with its market value, to assess the value attributed by investors to the company’s IP after the clinical trial had failed.  The following table shows that in the period after the said notice, Acadia’s share price stabilized at values not materially different from equity (sometimes, even below it), as detailed below (In $ m.):

	March 31,	June 30,	Sept 30,	Dec 31,	March 31,
	2008	2008	2008	2008	2009
Cash and cash equivalents	106,499	89,621	72,698	60,083	46,384
Equity book value	98,667	81,204	66,242	52,992	38,386
Market value*	335,700	136,906	99,527	33,460	35,320
Period after (prior to) clinical failure -months	5.5-	2.5-	0.5	3.5	6.5
Market value / equity	340%	169%	150%	63%	92%

* Market value is based on share price multiplied by the Company’s weighted share average used to calculate the net share earnings in the Company’s financial statements for the 3 months ended on the said date.

It emerges, from the above table, that here too, the clinical failure and interruption of development activity, coupled with weakening of the Pimavanserin technology’s validity, led to a sharp decline in Acadia’s IP value, such that the company’s equity adequately reflects its fair value and sometimes even above it.

On the other hand, in the said XTL case, there is a wide gap between the value of the Company on the Tel Aviv Stock Exchange and its asset value. As XTL was not involved in any business activity during the said periods, one may conclude that the substantial gaps in market value stem primarily from certain expectations of investors for resumption of the Company’s activity by concluding the Transaction and/or other developments likely to influence the Company’s business in future.

As the Company was not engaged in any development activity prior to the Transaction, a review of its equity value constitutes an adequate assessment in our opinion for determining its fair value.

Fairness Opinion

4.4           Goodwill and Synergy

The Bio-Gal Transaction embodies further potential goodwill and synergy. Apart from Bio-Gal’s IP, assigned through Xtepo and merged into XTL, the new Xtepo investors bring added value to the merged company.

Under the Transaction, Xtepo is bringing New Investors. XTL’s management considers it will be benefit from the support of these entities, the business contacts they bring with them and the ability to promote XTL’s business in the world of biotechnology. The Share Swap Transaction with Xtepo is being executed after the financial investment by these New Investors in Xtepo.

Thus, Management believes that not only will the merged company benefit from the acquired IP and cash at hand,  but also from the contribution and added value embodied in the contacts and know-how of the New Investors.

4.5	Bio-Gal’s IP Value (transferred through Xtepo)

The derived value for Xtepo’s IP, based on the capital inflow from Bio-Gal’s New Investors (Xtepo investors), under the merger Transaction and the issue of warrants, amounts to approximately $2 m. This figure is calculated based on the New Investors committing capital in the amount of $1.5 m., in exchange for 42% warrants in Xtepo (as detailed at the beginning of chapter 4 of this Opinion).

To establish the IP’s estimated value, we performed the following tests and analyses:
•	Analysis of similar IP sale transactions
•	Estimated cash flows for property

4.5.1        Analysis of Similar Transactions

An analysis of IP sale transactions of similar companies made in the past, gives an indication of the Company’s IP value. Findings show a considerable dissimilarity in values, fluctuating between $3 m. and $40 m. It further emerges that the correlation between the sums invested in these companies and the value of IP sold is not high.

Fairness Opinion

Name of Company	Date Established	Date Sold	Proceeds of Sale	Total Investment in Company
Ester Neurosciences	1997	2007	$15 m. plus a further $17 m. based on meeting targets	10
Hamilton Pharmaceuticals	1932	2007	$4.4 m. in shares plus a further $4 m. based on meeting targets	11
Miikana Therapeutics	2002	2005	$21 m. in shares plus a further $18 m. based on meeting targets	8
MacroChem Corporation	1981	2009	$3 m.	100

It is worthwhile noting that the value of the said transactions is primarily influenced by the assessments of the parties involved, of the prospects that the product’s development portfolio will succeed close to the date of acquiring the IP, and the development phase reached by the patent.  In the Transaction discussed herein, Bio-Gal is a private company with no resources or ability to develop and commercialize the patent.

Furthermore, as this involves considerable price ranges, the IP value in different circumstances might have reached amounts exceeding $10 m. In the biotechnology sector, IP transactions usually include patents and data from research and studies made on the basis thereof, when the proceeds in such transactions are composed of three factors:  payment of an advance (between hundreds of thousands of dollars and tens of millions of dollars, depending on development progress and the likelihood of success in ongoing development), payment for compliance with milestones (also between millions and hundreds of millions of dollars). The third factor stems from payment of a percentage of sales once a product has been approved for marketing based on the IP sold. This is particularly viable in situations where large pharmaceutical companies fail in the clinical trials conducted by them and a gap is created in the development pipelines of future products.  In such cases, pharmaceutical companies might agree to pay higher prices for IP assets which would inherently constitute a potential for developing future medications.

Fairness Opinion

4.5.2      Estimated IP Value Based on Future Discounted Cash Flow Method

As discussed earlier, Bio-Gal was set up with a view to commercializing a patent for   Erythropoietin drug therapy (hereafter: “EPO”), to treat patients with blood cancer of the Multiple Myeloma type. The EPO was approved by the relevant authorities for the treatment of anemia and is currently sold for billions of dollars.

EPO is a hormone produced by the kidney that stimulates the formation of red blood cells in the bone marrow.  Today, EPO is also produced through a genetic engineering method (“EPO Recombinant”) and is prescribed for patients suffering from several types of anemia associated with chronic kidney malfunction, as well as cancer patients where chemotherapy treatment has affected the production of healthy blood cells in their body. A number of studies made over the past decade have in fact substantiated the claim that EPO indications and usage has also shown a potential for treating several diseases other than anemia, even beyond stimulating the red blood cell production process2.

Bio-Gal has a preliminary plan for commencing Phase II clinical trials with EPO therapy in Multiple Myeloma cancer patients.

To establish the value of Bio-Gal’s IP, assigned through the Share Swap Transaction, we estimated the future cash flows to be generated from the EPO therapy among Multiple Myeloma patients in advanced stages of the disease. To this end, we assumed a future cash flow that weights the probability of completing drug development, production, and marketing.  The cash flow multiplied by the cumulative probability of success was discounted at the relevant capital price estimated by us.

2 e.g. Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect - a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol. 2004 Mar;72(3):155-65

Fairness Opinion

The success of the Company (and its products) does not depend merely on development risks likely to be reflected in the Company’s inability to succeed in its attempt to prove and demonstrate the EPO’s efficacy and safety, or that the drug will prove less effective than anticipated, but rather in further risks envisaged by the Company, stemming primarily from the structure of market competition, from regulation in a market where the Company operates, etc.

To comprehend the probability of the trial’s success and the ability to generate future cash flows, an assessment must be made of the current competitive market structure and the parameters affecting the success or failure of the said patent commercialization.

The Xtepo program for EPO drug therapy is intended for the treatment of patients with advanced Multiple Myeloma. Further medications are currently available in the market for treating patients in the advanced or early stages of the disease.

Additionally, the Velcade drug, currently available and even included in the “medications basket” in Israel, is also used for treating patients with advanced Multiple Myeloma. However, to date, therapeutic treatment with Velcade has resulted in lengthening patients’ life expectancy by 12 weeks on average.

A hypothesis based on a clinical observation made by Prof. Mittelman and his colleagues 3 corroborates the high rate of success of the EPO Recombinant in the treatment of anemia among cancer patients with Multiple Myeloma. Six patients continued to use the EPO Recombinant beyond the contemplated 12-week period. These patients were in the terminal stage of the disease, when the life expectancy anticipated at the time was about 6 months.  Much to the researchers’ surprise, these patients lived for periods of 46 – 133 months after diagnosing the Multiple Myeloma, and altogether 38-94 months from treatment with EPO Recombinant, with a good quality of life.

[3] Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect - a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol. 2004 Mar;72(3):155-65

Fairness Opinion

Below are details of the major potential risks (other than development), presently known to the Company, in its efforts to commercialize the patent:

•
As a condition for conducting the trials, the Company must obtain prior approval from the competent authorities to perform medical tests on human beings in each and every country where such tests are envisaged. Furthermore, the product which the Company intends to develop and market is a medical one, hence its production, sale and marketing is contingent on obtaining a license in each country where marketing is contemplated. In order to obtain such approval, the Company must comply with licensing requirements, including safety conditions and quality control standards, as prescribed by the authorities.

•	The Company is exposed to the risk of competitors developing a similar drug to the above.

•
The patent for using the drug to treat patients suffering from anemia is expected to expire in 2012-2013, when the drug will become generic. Accordingly, there is the risk that certain countries will make off-label use of the EPO; however such risk is qualified since the EPO has a “black box” warning that deters people from taking the drug otherwise than according to label.

•
Bio-Gal has a preliminary plan to conduct Phase II clinical trials on some 50 patients.  Should a situation arise whereby several drugs are being developed during the Company’s trials, this could create difficulties in recruiting patients for Phase II and Phase III. The need for a substantial number of patients in the advanced stages of clinical trials is a serious obstacle in developing a drug that could impact the prospects and time frame for completing the development of Xtepo’s EPO drug.

Accordingly, to estimate the Company’s cash flow, we have assessed probabilities for compliance with the following milestones (compliance with each is conditional on fulfilling the previous milestone):

1.	Completion of Phase II drug development and obtaining approvals for proceeding to Phase III.

2.	Completion of Phase III drug development

3.	Successful completion by the Company of all trial and registration stages, and launching the drug for worldwide marketing.

4.
Recognizing EPO as an “Orphan Drug”, enabling it to be exclusively marketed for 7 more years after completing the development process and obtaining the necessary approvals for producing and distributing the drug.

Fairness Opinion

Generally, biotechnological companies list several milestones for determining the failure of a clinical trial in terms of time/cost:

a.	Interim results of a clinical trial (if planned) - for instance, in the midst of a trial phase. If the trial is planned for two years, the results could be obtained within a year.

b.	Final trial results – these could be obtained three months after completion.

The more progress is achieved in the clinical phases, the lower the R&D risks, when the most significant one occurs in Phase II.

Below is a graph published by UBS/Julius Baer, illustrating the costs involved in the development, failure risk rate and drug value. The graph shows how the probability of failure decreases as the Company makes progress in its development stages.

Fairness Opinion

Accordingly, we estimated cash flows in order to determine the IP value in each of the situations discussed above. The Company’s success with the following R&D phases (Phase II, Phase III and registering the drug with the authorities) has been assessed by us on the basis of studies conducted by Salim Kanji, Gilles Lamarche and Jean Sassevill in August 20064:

	Success Probability	Cumulative Probability
Phase I	62.5%	62.5%
Phase II	35%	21.9%
Phase III	68%	14.9%
File	90%	13.4%

Likewise, apart from probability of success in the said phases, we assessed the prospects of the Company obtaining a 60% Orphan Drug Designation based on assessments made by the Management and its professional consultants. Furthermore, during the second half of 2009, Keryx Pharmaceuticals obtained an Orphan Drug Designation from the FDA when this drug is in the Phase II process and intended for an identical indication to the Company’s.

Assessing the Market Potential

The Company’s revenue forecast is determined on the basis of product market penetration rate. Multiple Myeloma is a type of blood cancer characterized by an uncontrolled formation of white plasma cells in the bone marrow. These cause the formation of malignant cells that damage and destroy part of the bones. The disease is of a multiple-focus nature, reflected in the production of a large number of malignant cells. The malignant cells and proteins secreted are responsible for a series of clinical manifestations and complications, including bone damage with pain and fractures, damage to bone marrow with anemia, vulnerability to infection, weakening of the immunity system, damage to the nervous system, renal failure, failure in coagulation mechanisms, etc. This is an incurable disease, when the average patient’s life span is 3-5 years.

4 Probabilities based on a combination of studies and analyses by Pharmaprojects, Tufts DiMasi and Frenkel Group and Decision Resources.

Fairness Opinion

In the U.S. alone, close to 1.4 million new cases of cancer were diagnosed in 2005 (about 0.4% of the population), when the number of deaths from the disease stood at about 0.6 million (close to 0.2% of the population).

Multiple Myeloma is a common blood cancer, comprising approximately 10% of all blood cancers.  In the U.S. alone there are currently some 600,000 Multiple Myeloma patients, when 16,000 new cases are discovered each year, with this figure increasing as the average life expectancy worldwide gradually increases.

Multiple Myeloma is in most cases associated with advance age, when the disease usually appears between the ages of 65-70, although in rare cases it has been diagnosed among 50 year olds as well.   Also, Multiple Myeloma constitutes 1% of the various types of cancer and 2% of overall U.S. mortality originating from cancerous diseases.

Size of Relevant Market

To assess the size of the market targeted by the Company, we have assumed that the number of U.S. patients constitutes nearly half the number of patients worldwide to whom the Company plans to sell its products (Europe, United States, the Middle East, North Africa, etc.).  Accordingly, the total number of new Multiple Myeloma patients across the world, constituting the basis for calculating the overall number of patients treated with the drug, is estimated by us at some 40,000 persons each year.

Assessment of Average Duration of Drug Use

Because the proposed treatment must be administered to patients for the rest of their lives after starting therapy, we have assessed the life expectancy anticipated by the Company for Multiple Myeloma patients undergoing EPO therapy – based on the latest survey conducted by the Company as well as Management’s forecasts and expectations – as 48 months (approximately 4 years). This implies that the EPO will increase patients’ life expectancy by 4 years, during which the drug will be sold to persons undergoing such therapy.

Fairness Opinion

Assumptions concerning the EPO’s selling prices are also dependent on market competition.  Widespread off-label use of the drug could lead to a considerable reduction in drug prices.  Also, competitive products launched in the market could affect prices. To calculate the Company’s revenue, we have assumed that sales income will remain fixed, amounting to $11,7005 per treatment per person for a year, when the Company will be entitled to fixed royalties from sales by a large pharmaceutical company.

Date for Launching the Product

The date for launching the product is a reference point likely to change significantly, and it fluctuates over a relatively wide range of years. Accordingly, the Company’s revenue from the EPO’s production and marketing depends critically on the success of clinical trials and obtaining all the necessary permits for this purpose. We have therefore assumed that successful completion of R&D in Phase II and Phase III, regulatory registration of the clinical trials, the start of serial production among subcontractors and marketing the products to patients will commence in year 2016, as detailed below.

The Company estimates that Phase II will cost approximately $1.5 m. (and last 2-2.5 years), while Phase III is estimated at approximately $10-20 m. (lasting 3-4 years).

On the other hand, it is likely that the Company will be exempt from executing Phase III. At the moment, the Company is unable to assess the likelihood of obtaining such exemption, but it is known that obtaining such approval is relatively rare. Hence, we consider that the Company will be obligated to conduct Phase III clinical trials in order to obtain approval for producing and marketing the drug.

5 The price of a single injection of similar drugs currently amounts to $150.  The Company estimates that due to allowing the generic use of the drug for anemia patients commencing 2012-2013, prices will drop by about 50%.  Each patient using the drug must take three injections weekly – which means that the cost of the drug per patient will be: $150 x 50% x 3 x 52 = $11,700.

Fairness Opinion

Based on the foregoing, it is estimated that the Company will require $17 m. over 6 yearsup to and including R&D completion and success of clinical trials, as shown in the following table:

Trial Phase	Cost of Trial ($ m.)	Period up to Completion of Trial Phase
Phase II	1.5	2.5
Phase III	16	3.5

We wish to emphasize that conducting clinical trials on human beings in Phase I, Phase II and Phase III, necessitates the preliminary approval of IRB/Helsinki and the regulatory authorities in the countries where such trials are being performed. It should also be noted that only successful results in the preliminary phases will guarantee the possibility of transferring from one phase to another. After a successful transfer through all the said phases (including completion of Phase III), the Company may file an application to approve registration of the drug by the relevant regulatory authorities – e.g. the FDA in the United States.

Projected Penetration Rates

From the revenue aspect, in order to estimate the number of new patients who will undergo therapy with the new drug being developed by the Company, we have in each year assumed that the penetration rate will gradually increase. The implication is that the Company will have 4,000 new patients in 2016. additionally, the number of new treated patients is expected to increase every year  with each patient treated over a four-year period on average, as the following table shows:

As we have assumed that under a certain probability,  the Company will gain an Orphan Drug designation, the Company’s cash flow has been weighted over a 7-year term - from R&D  completion and obtaining approvals, in which the Company will benefit from exclusive EPO marketing and distribution (similar to the rights granted under the patent). Once the 7 year term expires, the price of the drug and number of patients will substantially decline, such that the Company’s cash flow from the drug will be insignificant.

Fairness Opinion

Thus, we have assumed that the Company’s cash flows from 2023 onward will be insignificant for the above reasons, as shown in the following graph:

Furthermore, as the practice in the industry is that R&D companies sell the production and marketing rights for drugs to outside entities (in the majority of cases to large pharma companies) that produce and market the drugs themselves, against granting royalties and further payments to the R&D companies, we have estimated the Company’s future revenue according to a similar royalty model, based on the execution of similar transactions.

Assumptions of Royalty Rates

The amount of royalties paid to a drug development company depends on a range of factors, and principally: (a) the risk level of the projected development; (b) the future R&D costs and the Company’s financial position; (c) the market potential at which the drug is targeted; (d) the competition level and alternative products available in the market.

Usually in such transactions, a certain exchange ratio exists between the lump sum paid to the Company upon signature of the agreement and the royalty rate payable from future income.  Companies in various R&D phases are also likely to demand payment for attaining development goals, or alternatively, to demand funding for the drug’s ongoing development in the future.

Fairness Opinion

The following table sets out a number of transactions executed with similar companies over the past years:

Company name	Development status	Down payment	Royalty rate	Competition (high/low level)	Potential market size
Montigen Inc.	Number of drugs in para-clinical trials	$18 m. ($9 m. cash and $9 m. in Supergen shares). Further payment up to $22 m. upon attaining milestones	Apparently there isn’t any	On all levels – but still far from commercialization	$ billions.
Hunter-Fleming	2 drugs in 2 phases. 2 drugs in phase I. One in para-clinical	€ 8 m. after deducting debt (amount unknown) – in shares	Additional € 17 m. in shares after completing milestones	Great competition	Vast markets – Alzheimers, arthritis and more
Elbion	1 drug ready for phase II. 2 drugs in para-clinic	Approx. $30 m.		Medium
Innovive Pharmaceuticals, Inc.	4 drugs in clinical trials	$3 m. in CytRX shares	Not known, but deal reaches $21.3 m. presumably accord. to milestones.	Variable (depends on drug)	$ billions.
Targanta Therapeutics	Phase 3 successfully completed, FDA demands more completions	$42 m.	$95 m. before milestones (inc. attaining market targets not indicated)	Medium competition	aprx. $ 1 billion.
IDM Pharma, Inc.	Phase 3 successfully completed; approval to market in Europe	$75 m.	No royalties	Medium. Orphan drug in Europe up to 2014	$ 100 ms.

Fairness Opinion

Figure 1: Frequency of Royalty Rates Paid by the Top 15 Pharmaceutical companies2

Royalty Rates Actually Paid Per Product – Segmented According to R&D Phase on Signature of Agreement 7.

6 Source:  PharmaDealsTM, PharmaVentures Analysis
7 Source:  PharmaDealsTM, PharmaVentures Analysis

Fairness Opinion

Below are the effective royalty rates specified under the companies’ licensing agreements, according to the product’s clinical trial stage.

As the Company contemplates signing a distribution agreement only upon R&D completion (Phase III), based on the transaction shown in the above table as well as the graphs contained in this chapter, the Management expects that, bearing in mind the commercial conditions prevailing in the market after R&D completion and obtaining all the necessary approvals, a lump sum of $25 m. will be transferred to the Company along with a fixed royalty rate of 12.5% of sales derived from the drug.

As to the scope of expenses, apart from the costs incurred in completing development as outlined in the above table, the Management believes that its current expenses in connection with the patent will amount to $0.6 m. per annum.
The Company’s expenses (both development and current) have been weighted at identical probabilities to those taken into account when calculating the Company’s revenue.

8 Source:  Deloitte Recap LLC, 2009

Fairness Opinion

Cash flows estimated for the Company, based on the foregoing assumptions:

Fairness Opinion

The statutory tax rate has been fixed at 18% (according to the tax rate currently expected to apply from year 2016 onward). The losses shown in the above cash flow derive from the Company’s investments in R&D and its annual current expenses.  These expenses will be setoff against its future revenue as shown above.

The annual price of capital for discounting the calculated cash flows is estimated at 25%, based on the following parameters.

Parameter	Value	Source
Non-risk interest rate	3.10%	Bank of Israel
Market premium	6.50%	Damodaran
Beta	1.12%	Damodaran
Addition in respect of small company	9.83%	Ibbotson
Addition in respect of specific risk for company	3.00%
Price of equity capital	23.21%
Rounded off price of capital	25%

Below is a sensitivity analysis of the discount rate, for the royalty rates shown in the said model:

Also, attached is a sensitivity analysis of the discount rate, for a royalty rate below the rate shown in the said model:

Fairness Opinion

Also, attached is a sensitivity analysis of the discount rate, for a royalty rate above the rate shown in the said model:

Based on all the analyses shown above, a value of approximately $2 million for the IP assigned to XTL is reasonable and fair.

5.      Conclusion and Recommendations

In light of the foregoing considerations, the share allotment ratios of 70% to Xtepo shareholders and 30% to XTL are, in our opinion, both reasonable and fair.

These allotment ratios reflect a value of approximately $1.5 m. for XTL prior to the Transaction, and a value of $3.5 m. for Xtepo, out of which $2 m. are attributed to the  IP assigned to XTL (through the holding in the subsidiary after the Xtepo Transaction).

Fairness Opinion

Appendix A – Company’s Share Price on NASDAQ

Fairness Opinion

Contact:
Investor Relations, E-mail: ir@xtlbio.com; Tel: +972 3 612 7011

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 15, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer